SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 333—09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No             X

1.	Goldman Sachs & Companhia Report regarding TCO

2.	Goldman Sachs & Companhia Report regarding TSD

3.	Goldman Sachs & Companhia Report regarding TLE

4.	Goldman Sachs & Companhia Report regarding CRTPart

5.	Planconsult Report regarding TCP

6.	Planconsult Report regarding TCO

7.	Planconsult Report regarding TSD

8.	Planconsult Report regarding TLE

9.	Planconsult Report regarding CRTPart

10.	Financial Statements of TCP as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

11.	Financial Statements of TCO as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

12.	Financial Statements of TSD as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

13.	Financial Statements of TLE as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

14.	Financial Statements of CRTPart as of September 30, 2005 and for the nine-month period then ended that accompany the Deloitte Touche Tohmatsu Book Value Report filed pursuant to Rule 425 on December 6, 2005

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOLDMAN SACHS & COMPANHIA REPORT REGARDING TCO

Valuation Report

Tele Centro Oeste Celular Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu - Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers (Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers (Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

Appendix A:	Glossary	24

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I.	Overview of the Transaction

1

Overview of the Transaction

Illustrative Structure of Vivo	Post-Transaction Proposed Structure

Source: Management of Companies

Note: Does not represent the complete corporate structure

[1]	Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

2

Valuation Analyses – Methodology

•	Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

•	Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

•	Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•	The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

•	The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

3

Valuation Analyses – Methodology

•	The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

•	The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

•	Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

•	The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

•	The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

4

II.	Summary of Valuation Analyses

5

Summary of Valuation Analyses Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

[1]	Valuation analyses based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

6

Summary of Valuation Analyses Implied Exchange Ratios

TCP Price per Share (R$)	TCO Price per Share (R$)

Implied Exchange Ratios (TCP Shares per TCO Shares)1

[1]	Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and TCO

7

Summary of Valuation Analyses Range of Equity Values per Share (In Millions of Reais, Except per Share Values)

	TCP		TCO
	Range of Indicative Values		Range of Indicative Values
Enterprise Value	13,778	19,742	5,322	7,286
Net Debt (1)	4,951	4,951	(670)	(670)
Equity Value	8,827	14,791	5,991	7,955
Number of Shares (000’s) (2)	662,324	662,324	130,068	130,068
Equity Value per Share	13.33	22.33	46.06	61.16

[1]	Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

[2]	Shares outstanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

8

A.	Background Information

9

Macroeconomic Assumptions

	Projected for the Fiscal Year Ending December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Gross Domestic Product (GDP) Real Growth	3.2%	3.5%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Inflation Rates
IPCA	5.5%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-DI	1.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M	1.5%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
FX Rate R$ / US$ (end of period)	2.25	2.45	2.56	2.68	2.80	2.85	2.91	2.97	3.03	3.09
FX Rate R$ / US$ (average)	2.47	2.40	2.52	2.63	2.75	2.84	2.89	2.95	3.01	3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

10

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4,4%
(+) Brazil Sovereign Spread Average (b)	4,6%

(=) Assumed Risk-Free Rate	9,0%

Cost of Equity

US Equity Risk Premium (c)	5,6%
Beta (d)	1,10
(+) Assumed Risk-Free Rate	9,0%

(=) Cost of Equity	15,2%

Cost of Debt

Pre-tax Cost of Debt (e)	9,3%
(x) Marginal Tax Rate	34,0%

(=) Cost of Debt	6,1%

WACC Calculation

Target Debt / Total Capitalization	35,0%
Target Equity / Total Capitalization	65,0%

WACC (Nominal US$)	12,0%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b)	Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d)	Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e)	Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

11

B.	Telesp Celular Participações S.A.

12

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

13

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

14

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

15

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

16

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

17

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

18

Results for Telesp Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	492	436	599	879	1,234	1,633	2,010	2,373	2,729	3,045
(+) Depreciation and Amortization	1,003	1,224	1,255	1,323	1,352	1,331	1,126	1,043	1,038	1,046
(-) Capex	1,419	1,225	904	926	941	943	943	944	952	974
(-) Change in Working Capital	58	17	(24)	38	34	12	(24)	11	4	(71)
Free Cash Flow	18	419	973	1,238	1,612	2,009	2,217	2,462	2,811	3,188
Terminal Year Free Cash Flow (2)										2,600

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

19

C.	Tele Centro Oeste Celular Participações S.A.

20

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

21

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

22

Results for Tele Centro Oeste Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	343	389	494	561	635	718	831	925	1,031	1,136
(+) Depreciation and Amortization	257	255	272	296	312	311	277	273	262	262
(-) Capex	383	322	254	259	258	259	272	289	287	286
(-) Change in Working Capital	(65)	(99)	(20)	(1)	(4)	(7)	(9)	(9)	(0)	0
Free Cash Flow	281	421	532	599	694	778	845	918	1,006	1,112
Terminal Year Free Cash Flow (2)										842

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indications adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

23

Appendix A: Glossary

24

Glossary

•	ARPU: average revenue per user (average for the period) in nominal Reais per month

•	Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

•	Capex (capital expenditures): investments in fixed assets

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	EBIT: earnings before interest and taxes

•	Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

•	Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

•	Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

25

GOLDMAN SACHS & COMPANHIA REPORT REGARDING TSD

Valuation Report

Tele Sudeste Celular Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu - Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers (Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers (Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I.	Overview of the Transaction

1

Overview of the Transaction

Illustrative Structure of Vivo	Post-Transaction Proposed Structure

Source: Management of Companies

Note: Does not represent the complete corporate structure

[1]	Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

2

Valuation Analyses – Methodology

•	Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

•	Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

•	Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•	The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

•	The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

3

Valuation Analyses – Methodology

•	The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

•	The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

•	Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

•	The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

•	The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

4

II.	Summary of Valuation Analyses

5

Summary of Valuation Analyses Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

[1]	Economic valuation based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

6

Summary of Valuation Analyses Implied Exchange Ratios

TCP Price per Share (R$)	TSD Price per Share (R$)

Implied Exchange Ratios (TCP Shares per TSD Shares)1

[1]	Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and TSD

7

Summary of Valuation Analyses Range of Equity Values per Share (In Millions of Reais, Except per Share Values)

	TCP		TSD
	Range of Indicative Values		Range of Indicative Values
Enterprise Value	13,778	19,742	4,214	5,849
Net Debt (1)	4,951	4,951	(236)	(236)
Equity Value	8,827	14,791	4,450	6,085
Number of Shares (000’s) (2)	662,324	662,324	91,831	91,831
Equity Value per Share	13.33	22.33	48.46	66.26

[1]	Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

[2]	Shares outsanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

8

A.	Background Information

9

Macroeconomic Assumptions

	Projected for the Fiscal Year Ending December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Gross Domestic Product (GDP) Real Growth	3.2%	3.5%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Inflation Rates
IPCA	5.5%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-DI	1.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M	1.5%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
FX Rate R$ / US $ (end of period)	2.25	2.45	2.56	2.68	2.80	2.85	2.91	2.97	3.03	3.09
FX Rate R$ / US $ (average)	2.47	2.40	2.52	2.63	2.75	2.84	2.89	2.95	3.01	3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

10

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4,4%
(+) Brazil Sovereign Spread Average (b)	4,6%

(=) Assumed Risk-Free Rate	9,0%

Cost of Equity

US Equity Risk Premium (c)	5,6%
Beta (d)	1,10
(+) Assumed Risk-Free Rate	9,0%

(=) Cost of Equity	15,2%

Cost of Debt

Pre-tax Cost of Debt (e)	9,3%
(x) Marginal Tax Rate	34,0%

(=) Cost of Debt	6,1%

WACC Calculation

Target Debt / Total Capitalization	35,0%
Target Equity / Total Capitalization	65,0%

WACC (Nominal US$)	12,0%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b)	Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d)	Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e)	Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

11

B.	Telesp Celular Participações S.A.

12

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

13

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

14

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

15

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

16

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

17

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

18

Results for Telesp Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	492	436	599	879	1,234	1,633	2,010	2,373	2,729	3,045
(+) Depreciation and Amortization	1,003	1,224	1,255	1,323	1,352	1,331	1,126	1,043	1,038	1,046
(-) Capex	1,419	1,225	904	926	941	943	943	944	952	974
(-) Change in Working Capital	58	17	(24)	38	34	12	(24)	11	4	(71)
Free Cash Flow	18	419	973	1,238	1,612	2,009	2,217	2,462	2,811	3,188
Terminal Year Free Cash Flow (2)										2,600

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

19

C.	Tele Sudeste Celular Participações S.A.

20

Operational Projections for Tele Sudeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

21

Financial Projections for Tele Sudeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

22

Results for Tele Sudeste Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	109	187	292	393	508	589	668	745	818	892
(+) Depreciation and Amortization	354	339	296	268	218	223	215	207	208	213
(-) Capex	298	231	200	187	196	206	214	219	228	237
(-) Change in Working Capital	(47)	77	(4)	(11)	(3)	(35)	(6)	(10)	(10)	(6)
Free Cash Flow	211	218	392	485	534	641	675	743	809	873
Terminal Year Free Cash Flow (2)										705

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

23

Appendix A: Glossary

24

Glossary

•	ARPU: average revenue per user (average for the period) in nominal Reais per month

•	Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

•	Capex (capital expenditures): investments in fixed assets

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	EBIT: earnings before interest and taxes

•	Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

•	Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

•	Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

25

GOLDMAN SACHS & COMPANHIA REPORT REGARDING TLE

Valuation Report

Tele Leste Celular Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu—Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers (Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers (Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I.	Overview of the Transaction

1

Overview of the Transaction

Illustrative Structure of Vivo	Post-Transaction Proposed Structure

Source: Management of Companies

Note: Does not represent the complete corporate structure

[1]	Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

2

Valuation Analyses – Methodology

•	Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

•	Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

•	Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•	The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

•	The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

3

Valuation Analyses – Methodology

•	The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

•	The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

•	Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

•	The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

•	The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

4

II.	Summary of Valuation Analyses

5

Summary of Valuation Analyses Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

[1]	Economic valuation based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

6

Summary of Valuation Analyses Implied Exchange Ratios

TCP Price per Share (R$)	TBE Price per Share (R$)

Implied Exchange Ratios (TCP Shares per TBE Shares)1

[1]	Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and TBE

7

Summary of Valuation Analyses Range of Equity Values per Share (In Millions of Reais, Except per Share Values)

	TCP Range of Indicative Values		TBE Range of Indicative Values
Enterprise Value	13,778	19,742	826	1,173
Net Debt (1)	4,951	4,951	328	328
Equity Value	8,827	14,791	498	845
Number of Shares (000’s) (2)	662,324	662,324	9,644	9,644
Equity Value per Share	13.33	22.33	51.66	87.58

[1]	Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

[2]	Shares outsanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

8

A.	Background Information

9

Macroeconomic Assumptions

	Projected for the Fiscal Year Ending December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Gross Domestic Product (GDP) Real Growth	3.2%	3.5%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Inflation Rates
IPCA	5.5%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-DI	1.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M	1.5%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
FX Rate R$ / US $ (end of period)	2.25	2.45	2.56	2.68	2.80	2.85	2.91	2.97	3.03	3.09
FX Rate R$ / US $ (average)	2.47	2.40	2.52	2.63	2.75	2.84	2.89	2.95	3.01	3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

10

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4,4%
(+) Brazil Sovereign Spread Average (b)	4,6%

(=) Assumed Risk-Free Rate	9,0%

Cost of Equity

US Equity Risk Premium (c)	5,6%
Beta (d)	1,10
(+) Assumed Risk-Free Rate	9,0%

(=) Cost of Equity	15,2%

Cost of Debt

Pre-tax Cost of Debt (e)	9,3%
(x) Marginal Tax Rate	34,0%

(=) Cost of Debt	6,1%

WACC Calculation

Target Debt / Total Capitalization	35,0%
Target Equity / Total Capitalization	65,0%

WACC (Nominal US$)	12,0%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b)	Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d)	Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e)	Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

11

B.	Telesp Celular Participações S.A.

12

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

13

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

14

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

15

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

16

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

17

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

18

Results for Telesp Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	492	436	599	879	1,234	1,633	2,010	2,373	2,729	3,045
(+) Depreciation and Amortization	1,003	1,224	1,255	1,323	1,352	1,331	1,126	1,043	1,038	1,046
(-) Capex	1,419	1,225	904	926	941	943	943	944	952	974
(-) Change in Working Capital	58	17	(24)	38	34	12	(24)	11	4	(71)
Free Cash Flow	18	419	973	1,238	1,612	2,009	2,217	2,462	2,811	3,188
Terminal Year Free Cash Flow (2)										2,600

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

19

C.	Tele Leste Celular Participações S.A.

20

Operational Projections for Tele Leste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

21

Financial Projections for Tele Leste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

22

Results for Tele Leste Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	7	15	30	55	104	125	152	170	180	197
(+) Depreciation and Amortization	113	110	98	92	63	62	59	55	57	58
(-) Capex	127	87	74	80	81	81	84	89	88	86
(-) Change in Working Capital	(15)	2	(18)	(17)	(9)	(11)	(5)	(5)	(3)	(6)
Free Cash Flow	9	36	73	84	95	117	131	141	151	175
Terminal Year Free Cash Flow (2)										151

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indications adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

23

Appendix A:    Glossary

24

Glossary

•	ARPU: average revenue per user (average for the period) in nominal Reais per month

•	Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

•	Capex (capital expenditures): investments in fixed assets

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	EBIT: earnings before interest and taxes

•	Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

•	Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

•	Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

25

GOLDMAN SACHS & COMPANHIA REPORT REGARDING CRTPART

Valuation Report

Celular CRT Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE            , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu—Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers

(Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers

(Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

I. Overview of the Transaction

II. Summary of Valuation Analyses

A. Background Information

B. Telesp Celular Participações S.A.

C. Celular CRT Participações S.A.

Appendix A:

Glossary

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I. Overview of the Transaction

1

Overview of the Transaction

Illustrative Structure of Vivo

Brasilcel
Minority Shareholders
31.23%
68.77%
Celular CRT Participações S.A.
Minority Shareholders
8.97%
91.03%
Tele Sudeste Celular Participações S.A.
Minority Shareholders
49.33%
50.67%
Tele Leste Celular Participações S.A.
Minority Shareholders
33.91%
66.09%
Telesp Celular Participações S.A.
Minority Shareholders
47.53%
52.47%
Tele Centro Oeste Celular Participações S.A.
100.00%
Telesp Celular S.A.
100.00%
Global Telecom S.A.

Post-Transaction Proposed Structure

Minority Shareholders
Brasilcel
Vivo S.A.[1]
100.00%
100.00%
100.00%
Telesp Celular S.A.
Global Telecom S.A.
Tele Centro Oeste Celular Participações S.A.

2

Overview of the Transaction

Illustrative Structure of Vivo

Post-Transaction Proposed Structure

Brasilcel

Telesp Celular S.A.

Global Telecom S.A.

Tele Centro

Oeste Celular

Participações

S.A.

100.00%

68.77%

91.03%

50.67%

66.09%

100.00%

52.47%

Minority

Shareholders

Minority

Shareholders

Minority

Shareholders

Minority

Shareholders

Minority

Shareholders

31.23%

8.97%

49.33%

33.91%

47.53%

Celular CRT

Participações

S.A.

Tele Sudeste

Celular

Participações

S.A.

Tele Leste

Celular

Participações

S.A.

Telesp

Celular

Participações

S.A.

Brasilcel

Telesp Celular

S.A.

Global

Telecom S.A.

Tele Centro

Oeste Celular

Participações

S.A.

Minority

Shareholders

Vivo S.A.¹

100.00% 100.00% 100.00%

Source: Management of Companies

Note: Does not represent the complete corporate structure

1 Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

2

Valuation Analyses – Methodology

Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

Illustrative enterprise values of each of the Companies were determined by the sum of:

Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

3

Valuation Analyses – Methodology

The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

4

Goldman Sachs

II. Summary of Valuation Analyses

5

II. Summary of Valuation Analyses

5

Summary of Valuation Analyses

Valuation Based on Discounted Cash Flow Methodology

TCP - Indicative equity values
8,827
14,791
Indicative Values per Share (R$)
13.33
22.33
CRT - Indicative equity values
3,397
4,601
Indicative Values per Share (R$)
104.07
140.96
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000

6

Summary of Valuation Analyses

Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

TCP—Indicative equity values

CRT—Indicative equity values

Indicative Values per Share (R$)

Indicative Values per Share (R$)

8,827

13.33

14,791

22.33

3,397

4,601

0

2,000

4,000

6,000

8,000

10,000

12,000

14,000

16,000

104.07

140.96

1 Economic valuation based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

6

Summary of Valuation Analyses

Implied Exchange Ratios

TCP Price per Share (R$)

CRT Price per Share (R$)

Perpetuity Growth Rate

Perpetuity Growth Rate

3.0% 4.0% 5.0%

12.75% 13.33 14.64 16.29

12.00% 15.24 16.88 18.99

11.25% 17.51 19.59 22.33

WACC

WACC

3.0% 4.0% 5.0%

12.75% 104.07 109.40 116.10

12.00% 112.03 118.67 127.21

11.25% 121.41 129.84 140.96

Implied Exchange Ratios (TCP Shares per CRT Shares)1

Perpetuity Growth Rate

3.0% 4.0% 5.0%

12.75% 7.8089 x 7.4721 x 7.1256 x

12.00% 7.3492 x 7.0294 x 6.6993 x

11.25% 6.9335 x 6.6280 x 6.3119 x

WACC

1 Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and CRT

7

Summary of Valuation Analyses

Range of Equity Values per Share

(In Millions of Reais, Except per Share Values)[1][2]

TCP

CRT

Range of Indicative Values

Range of Indicative Values

Enterprise Value

13,778

19,742

3,180

4,384

Net Debt (1)

4,951

4,951

(217)

(217)

Equity Value

8,827

14,791

3,397

4,601

Number of Shares (000’s) (2)

662,324

662,324

32,641

32,641

Equity Value per Share

13.33

22.33

104.07

140.96

1 Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

2 Shares outsanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

8

A. Background Information

9

Macroeconomic Assumptions

Projected for the Fiscal Year Ending December 31

2005E

2006E

2007E

2008E

2009E

2010E

2011E

2012E

2013E

2014E

Gross Domestic Product (GDP) Real Growth

3.2%

3.5%

3.4%

3.4%

3.4%

3.4%

3.4%

3.4%

3.4%

3.4%

Inflation Rates

IPCA

5.5%

4.3%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

IGP-DI

1.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

IGP-M

1.5%

5.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

4.5%

FX Rate R$ / US$ (end of period)

2.25

2.45

2.56

2.68

2.80

2.85

2.91

2.97

3.03

3.09

FX Rate R$ / US$ (average)

2.47

2.40

2.52

2.63

2.75

2.84

2.89

2.95

3.01

3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

10

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)

4,4%

(+) Brazil Sovereign Spread Average (b)

4,6%

(=) Assumed Risk-Free Rate

9,0%

Cost of Equity

US Equity Risk Premium (c)

5,6%

Beta (d)

1,10

(+)

Assumed Risk-Free Rate

9,0%

(=) Cost of Equity

15,2%

Cost of Debt

Pre-tax Cost of Debt (e)

9,3% (x)

Marginal Tax Rate

34,0%

(=) Cost of Debt

6,1%

WACC Calculation

Target Debt / Total Capitalization

35,0%

Target Equity / Total Capitalization

65,0%

WACC (Nominal US$)

12,0%

(a) Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b) Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c) Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d) Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e) Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

11

Goldman Sachs

B. Telesp Celular Participações S.A.

12

B. Telesp Celular Participações S.A.

12

Goldman Sachs

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)

Population (mm)
Penetration (% of Subs.)
38.2 38.2 39.4 40.0 40.6 41.0 41.4 41.7 42.0 42.3 42.6 42.8 43.1
24% 31% 42% 53% 64% 70% 74% 77% 79% 80% 81% 81% 82%
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Population
Penetration

Subscribers (million)

Subscribers (mm)
Market Share (%)
6.1 7.5 9.2 10.2 11.8 12.6 13.2 13.7 14.0 14.2 14.4 14.5 14.7
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use ("MOU")

Average Revenue per User ("ARPU") (R$)

ARPU (R$)
44 44 36 30 28 27 28 29 31 33 35 37 39
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

[1] *Population in regions where Vivo is present*

13

Operational Projections for Telesp Celular S.A.

Population1 (million) e Penetration (%)

60

120%

50

100%

41.7

42.0

42.3

42.6

42.8

43.1

38.2

38.2

39.4

40.0

40.6

41.0

41.4

40

80%

77%

79%

80%

81%

81%

82%

30

70%

74%

60%

64%

20

53%

40%

42%

10

31%

20%

24%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Population

Penetration

Penetration

(% of Subs.)

Population (mm)

20.0

80%

16.0

14.5

14.7

14.2

14.4

60%

13.2

13.7 14.0

Market (mm)

11.8 12.6 12.0

Subscribers

9.2

10.2

40%

8.0

7.5

6.1

Share (%)

20%

4.0

0.0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use (“MOU”)

150

100

93

80

76

71

70 70 70 71 71 72 73

75

25

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User (“ARPU”) (R$)

60

125

50

44

110

107

44

39

40

36

37

35

33

30

31

28

28

29

30

27

50

20

10

0

0 2A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

ARPU(R$)

MOU (minutes)

Source: Based on projections prepared by the management of Companies

1 Population in regions where Vivo is present

13

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)

Net Revenues (R$ mm)
10,000
8,000
6,000
4,000
2,000
0
3,415
3,993
4,329
4,201
4,796
5,142
5,520
5,911
6,339
6,842
7,326
7,824
8,326
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$ mm)

Operating Expenses (R$ mm)
6,000
5,000
4,000
3,000
2,000
1,000
0
1,964
2,313
2,796
3,115
3,569
3,793
3,877
3,967
4,092
4,246
4,401
4,529
4,720
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$ mm) and EBITDA Margin (%)

EBITDA (R$ mm)
EBITDA Margin (%)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1,451
1,680
1,533
1,187
1,237
1,349
1,644
1,943
2,246
2,596
2,924
3,295
3,605
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
EBITDA
EBITDA Margin

Capex (R$ mm)

Capex (R$ mm)
% of Net Service Revenues
1,200
1,000
800
600
400
200
0
30%
25%
20%
15%
10%
5%
0%
362
456
721
1,014
891
674
694
706
703
692
677
684
704
12%
14%
20%
28%
23%
16%
15%
14%
13%
12%
11%
10%
10%
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Capex
% of Net Service Revenues

14

Financial Projections for Telesp Celular S.A.

Net Revenues (R$            mm)

Net Revenues (R$            mm)

10,000

8,325

7,824

8,000

7,325

6,842

6,339

5,911

6,000

5,520

Revenues

4,796

5,142

3,993

4,329

4,301

4,000

3,415

2,000

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$            mm)

Operating Costs and Expenses (R$            mm)

6,000

5,000

4,720

4,246

4,401

4,529

3,877

3,967

4,092

4,000

3,559

3,793

3,115

2,796

3,000

2,313

1,964

2,000

1,000

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$            mm) and EBITDA Margin (%)

EBITDA (R$            mm)

EBITDA Margin (%)

EBITDA

EBITDA Margin

5,000

90%

4,500

80%

4,000

3,605

70%

3,295

3,500

2,924

60%

3,000

2,596

50%

2,246

2,500

1,943

40%

2,000

1,644

43%

1,451

1,680

1,533

30%

1,500

1,187

1,237

1,349

38%

40%

42%

42%

35%

33%

35%

42%

20%

1,000

28%

26%

26%

30%

500

10%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Capex (R$            mm)

Capex (R$            mm)

% of Net Service Revenues

Capex

1,200

30%

1,014

1,000

891

25%

28%

800

721

23%

20%

674

694

706

703

692

677

684

704

20%

600

15%

456

16%

362

15%

400

14%

10%

14%

13%

12%

12% 11%

10% 10%

200

5%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Source: Based on projections prepared by the management of Companies

14

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)

Population (mm)
Penetration (% of Subs.)
0
3
6
9
12
15
18
21
24
0%
20%
40%
60%
80%
100%
120%
15.6 15.6 16.0 16.2 16.5 16.6 16.8 17.0 17.2 17.4 17.5 17.7 17.9
19% 24% 39% 56% 65% 67% 69% 70% 72% 73% 74% 75% 76%
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Population
Penetration

Subscribers (million)

Subscribers (mm)
Market Share (%)
0.0
1.0
2.0
3.0
4.0
5.0
0%
20%
40%
60%
80%
1.2 1.7 2.6 3.0 3.4 3.4 3.5 3.6 3.7 3.8 3.9 4.0 4.0
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use ("MOU")

MOU (minutes)
0
25
50
75
100
125
150
97 94 74 57 56 53 53 55 56 57 59 60 61
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User ("ARPU") (R$)

ARPU (R$)
0
10
20
30
40
50
60
34 33 25 20 19 18 19 21 22 23 25 26 27
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

[1] *Population in regions where Vivo is present*

15

Operational Projections for Global Telecom S.A.

Population1 (million) e Penetration (%)

Population

Penetration

120%

24

21

100%

17.5 17.7 17.9

17.0 17.2 17.4

18

15.6 15.6 16.0 16.2 16.5 16.6 16.8

80%

15 12

72% 73% 74% 75% 76% 60% 65% 67% 69% 70%

9

56%

40%

6

39%

20% (% of Subs.)

3

19% 24%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Subscribers (million)

5.0

80%

4.0 4.0 4.0

3.8 3.9 3.6 3.7 3.4 3.4 3.5

60% Market (mm)

3.0

3.0

2.6

Subscribers

40%

2.0

1.7

1.2

Share (%)

20% 1.0

0.0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use (“MOU”)

150

125

97

94

100

74

75

60 61

57

56

55 56 57 59

53

53

MOU 50 25

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User (“ARPU”) (R$)

60

50

40

34

33

30

26

27

25

25

22

23

20

19

21

19

18

20

10

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Source: Based on projections prepared by the management of Companies

1 Population in regions where Vivo is present

15

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)

Net Revenues (R$ mm)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
921
1,030
1,116
1,203
1,499
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$ mm)

Operating Expenses (R$ mm)
1,400
1,200
1,000
800
600
400
200
0
634
631
707
713
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$ mm) and EBITDA Margin (%)

EBITDA (R$ mm)
1,000
800
600
400
200
0
EBITDA Margin (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
135
171
179
214
317
382
502
574
637
705
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
EBITDA
EBITDA Margin

Capex (R$ mm)

Capex (R$ mm)
250
200
150
100
50
0
% of Net Service Revenues
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
163
197
204
165
97
100
104
109
115
118
120
31%
29%
22%
12%
11%
11%
10%
9%
9%
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Capex
% of Net Service Revenues

16

Financial Projections for Global Telecom S.A.

Net Revenues (R$            mm)

2,000

1,800

1,593

1,600

1,499

1,399

1,400

1,298

1,203

1,200

1,116

1,030

Revenues

921 958

1,000

847 802

800

669 600 515

Net 400 200 0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$            mm)

1,400 mm) 1,200 $ (R

1,000

888

Expenses

862 796 824 735 765 800

707 702 713 668 631

600

534

Operating

425

400

200

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$            mm) and EBITDA Margin (%)

1,000

100%

90% 800

705 80%

637

70% EBITDA mm)

574 600

60% $

502

(R

438

50%

Margin EBITDA

382

400

317

40%

41% 42% 44%

214 256

30%

36% 39%

(%)

200

135 171 179

31% 34%

20%

90

27%

20% 21% 21% 23%

10% 17%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA

EBITDA Margin

Capex (R$            mm)

250

45%

204

40% 197

200

35%

163

165 mm)

30%        % of Net

150 40%

25% Service $

31% 29%

115 118 120 104 109

97 96 100

20% 90

100

22%

Capex (R

15% Revenues

17%

50

10%

12% 11% 11% 10%

10% 10% 9% 9% 5%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Capex

% of Net Service Revenues

Source: Based on projections prepared by the management of Companies

16

Goldman Sachs

Population[1] (million) e Penetration (%)

Population (mm)
Penetration (% of Subs.)
32.0 32.0 33.3 34.0 34.7 35.1 35.6 36.0 36.4 36.8 37.1 37.5 37.8
16% 23% 34% 46% 54% 56% 57% 59% 60% 60% 61% 61% 61%
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Population
Penetration

Subscribers (million)

Subscribers (mm)
Market Share (%)
3.1 4.1 5.8 6.7 7.0 7.2 7.3 7.4 7.5 7.5 7.6 7.6 7.7
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use ("MOU")

MOU (minutes)
108 103 87 73 67 67 67 66 66 66 67 67 67
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User ("ARPU") (R$)

ARPU (R$)
42 41 32 24 23 23 24 25 27 28 29 31 32
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

[1] *Population in regions where Vivo is present*

17

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population1 (million) e Penetration (%)

50

100%

40

36.8 37.1 37.5 37.8 80% 35.1 35.6 36.0 36.4

Penetration 32.0 32.0 33.3 34.0 34.7 (mm) 30

60%

Population

61% 61% 61%

60% 60%

54% 56% 57% 59%

20

40%

46%

34%

10

20% (% of Subs.)

23% 16%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Population

Penetration

Subscribers (million)

12.0

80%

10.0

60% 8.0

7.5 7.5 7.6 7.6 7.7

Market (mm)

7.0 7.2 7.3 7.4 6.7 Subscribers 6.0

5.8

40% 4.1 4.0 3.1

Share (%)

20% 2.0

0.0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use (“MOU”)

150

125

108 103

(minutes) 100

87 73

75

67 67 67 66 66 66 67 67 67

MOU 50 25

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User (“ARPU”) (R$)

60

50

42

41

)

40

$32

32

(R

29 31

27

28

30

24

24 25

ARPU

23 23 20

10

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Source: Based on projections prepared by the management of Companies

1 Population in regions where Vivo is present

17

Net Revenues (R$ mm)

Net Revenues (R$ mm)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,572
2,210
2,267
2,260
2,412
2,543
2,853
3,012
3,170
3,342
3,521
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E

Operating Costs and Expenses (R$ mm)

Operating Expenses (R$ mm)
2,000
1,500
1,000
500
0
956
1,216
1,319
1,521
1,507
1,510
1,541
1,596
1,669
1,731
1,790
1,843
1,903
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E

EBITDA (R$ mm) and EBITDA Margin (%)

EBITDA (R$ mm)
2,100
1,800
1,500
1,200
900
600
300
0
EBITDA Margin (%)
80%
70%
60%
50%
40%
30%
20%
10%
0%
617
743
891
735
753
902
1,001
1,092
1,184
1,282
1,387
1,499
1,618
39%
38%
33%
33%
37%
39%
41%
41%
43%
44%
45%
46%
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E
EBITDA
EBITDA Margin

Capex (R$ mm)

Capex (R$ mm)
450
400
350
300
250
200
150
100
50
0
% of Net Service Revenues
25%
20%
15%
10%
5%
0%
171
208
411
383
322
254
259
258
259
272
289
287
286
13%
13%
22%
20%
17%
12%
12%
11%
11%
10%
10%
10%
9%
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E
Capex
% of Net Service Revenues

18

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$            mm)

4,500 4,000

3,521

3,500

3,342 3,178 mm)

3,012

2,853 $ 3,000

2,688

(R

2,543

2,412 Revenues 2,500

2,210 2,257 2,260 1,959

2,000

1,572

1,500 Net 1,000 500 0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$            mm)

mm) 2,000

1,8431,903 $

1,669 1,731 1,790

(R

1,521 1,507 1,510 1,541 1,596

Expenses 1,500

1,216 1,319 956 1,000

Operating

500

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$            mm) and EBITDA Margin (%)

2,100

80%

1,800

70%

1,618 1,499

60% EBITDA

1,500 mm)

1,2821,387

50%

1,0921,184 $ 1,200

(R

891

902 1,001

40% Margin EBITDA 900

743

735 753

43% 44% 45% 46% 617

40%

37% 39% 41% 41%

30% 600

38%

33% 33%

39%

20% (%)

300

10%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA

EBITDA Margin

Capex (R$            mm)

450

411

25%

383

400

350

22%

322

20%

20%

289 287 286

300

272 mm)

254 259 258 259

% of Net

15%

250

17%

Service $

208

200 171

13%

12%

10% 150

12% 11% 11%

Revenues 10% 10% 10%

Capex (R

13%

9%

100

5% 50

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Capex

% of Net Service Revenues

Source: Based on projections prepared by the management of Companies

18

Results for Telesp Celular Participações S.A.

(R$            mm)

For the Fiscal Year Ending on December 31

2005E

2006E

2007E

2008E

2009E

2010E

2011E

2012E

2013E

2014E

Unlevered Net Income (1)

492

436

599

879

1,234

1,633

2,010

2,373

2,729

3,045 (+) Depreciation and Amortization

1,003

1,224

1,255

1,323

1,352

1,331

1,126

1,043

1,038

1,046 (-) Capex

1,419

1,225

904

926

941

943

943

944

952

974 (-) Change in Working Capital

58

17

(24)

38

34

12

(24)

11

4

(71)

Free Cash Flow

18

419

973

1,238

1,612

2,009

2,217

2,462

2,811

3,188

Terminal Year Free Cash Flow (2)

2,600

Source: Based on projections prepared by the management of Companies

1 Net Income before interest, depreciation and amortization less adjusted taxes

2 Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

19

C. Celular CRT Participações S.A.

20

Operational Projections for Celular CRT Participações S.A.

Population[1] (million) e Penetration (%)

Population (mm)
Penetration (% of Subs.)
10.2 10.2 10.4 10.5 10.6 10.7 10.8 10.9 10.9 11.0 11.1 11.1 11.2
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E
Population
Penetration

Subscribers (million)

Subscribers (mm)
Market Share (%)
2.1 2.5 3.2 3.5 3.5 3.6 3.6 3.6 3.7 3.7 3.7 3.7 3.7
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use ("MOU")

MOU (minutes)
92 82 80 70 70 72 74 75 77 79 81 82 83
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User ("ARPU") (R$)

ARPU (R$)
35 33 29 25 26 27 29 30 32 34 36 38 40
02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

[1] *Population in regions where Vivo is present*

21

Operational Projections for Celular CRT Participações S.A.

Population1 (million) e Penetration (%)

15

120%

11.1 11.1 11.2 100%

12

11.0

Penetration 10.2 10.2 10.4 10.5 10.6 10.7 10.8 10.9 10.9

80%

(mm) 9

84% 85% 85%

78% 81% 82% 83% 84% 84%

Population

71%

60%

6

55%

40%

41%

3

31%

20% (% of Subs.)

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Population

Penetration

Subscribers (million)

5.0

80%

4.0

3.7 3.7 3.7 3.7 3.7 3.5 3.6 3.6 3.6

60% 3.2 3.5 (mm)

Market

3.0

2.5

Subscribers

40% 2.1 2.0

Share (%)

20% 1.0

0.0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Minutes of Use (“MOU”)

150

125

(minutes) 100 92

82

80

79 81 82 83

74

75 77

70 70 72 75

MOU 50 25

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Average Revenue per User (“ARPU”) (R$)

60

50

40 38

)

40 35

36

33

34 32

(R$

29

29 30

30

27

ARPU

25 26 20

10

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

1 Population in regions where Vivo is present

Source: Based on projections prepared by the management of Companies

21

Financial Projections for Celular CRT Participações S.A.

Net Revenues (R$ mm)

Net Revenues (R$ mm)
2,500
2,000
1,500
1,000
500
0
1,033
1,176
1,171
1,359
1,710
1,930
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E

Operating Costs and Expenses (R$ mm)

Operating Expenses (R$ mm)
1,400
1,200
1,000
800
600
400
200
0
749
937
1,044
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E

EBITDA (R$ mm) and EBITDA Margin (%)

EBITDA (R$ mm)
1,200
900
600
300
0
EBITDA Margin (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
426
382
428
499
565
829
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E
EBITDA
EBITDA Margin

Capex (R$ mm)

Capex (R$ mm)
250
200
150
100
50
0
% of Net Service Revenues
25%
20%
15%
10%
5%
0%
127
206
236
141
129
132
141
140
148
152
159
21%
23%
13%
11%
9%
02A
03A
04A
05E
06E
07E
08E
09E
10E
11E
12E
13E
14E
Capex
% of Net Service Revenues

22

Financial Projections for Celular CRT Participações S.A.

Net Revenues (R$            mm)

2,500

2,034

2,000

1,930 1,826 mm)

1,718

1,620 $

1,524

(R

1,500

1,446 1,359

1,246 Revenues

1,175 1,171 1,033

1,000 896

Net 500 0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Operating Costs and Expenses (R$            mm)

1,400 mm) 1,200 $

1,044 1,094

(R

962 997 1,000

908 937

Expenses

860 881 789 818 749

800

593

600 505

Operating

400

200

0

02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA (R$            mm) and EBITDA Margin (%)

1,200

100% 90%

940

80% 900

829 886 756

70% EBITDA mm)

683

60% $

(R 600

565 616

50%

499

Margin EBITDA

391 440 426 382 428

40%

45% 46% 46%

43%

42% 44%

39% 40%

30% 300 44%

36%

37%

(%) 33% 34%

20% 10%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

EBITDA

EBITDA Margin

Capex (R$            mm)

250

236

25%

206

200

23%

20%

21%

152 154 159

143

148

% of Net mm)

141

141 140

150

129 132

15%

127

Service $

16% 16% 13%

100

10%

11% 10%

Revenues Capex (R

10% 10% 10% 9%

9%

9%

50

5%

0

0% 02A 03A 04A 05E 06E 07E 08E 09E 10E 11E 12E 13E 14E

Capex

% of Net Service Revenues

Source: Based on projections prepared by the management of Companies

22

Results for Celular CRT Participações S.A.

(R$ mm)

For the Fiscal Year Ending on December 31

2005E

2006E

2007E

2008E

2009E

2010E

2011E

2012E

2013E

2014E

Unlevered Net Income (1)

141

169

255

315

357

405

467

531

580

628 (+) Depreciation and Amortization

217

214

175

160

159

165

157

150

153

155 (-) Capex

236

141

129

132

141

140

148

152

154

159 (-) Change in Working Capital

14

(55)

1

(13)

(4)

3

1

(15)

(13)

(23)

Free Cash Flow

109

296

300

356

379

427

475

544

592

648

Terminal Year Free Cash Flow (2)

520

Source: Based on projections prepared by the management of Companies

1

Net Income before interest, depreciation and amortization less adjusted taxes

2

Free Cash Flow for terminal value indications adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

23

Appendix A: Glossary

24

Glossary

ARPU: average revenue per user (average for the period) in nominal Reais per month

Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

Capex (capital expenditures): investments in fixed assets

EBITDA: earnings before interest, taxes, depreciation and amortization

EBIT: earnings before interest and taxes

Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

25

PLANCONSULT REPORT REGARDING TCP

TELESP CELULAR PARTICIPAÇÕES S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by TELESP CELULAR PARTICIPAÇÕES. S.A. (“TCP”) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

Telesp Celular Participações S.A. is the Holding Company that controls the operators Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”) and, on April 25, 2003, it has acquired the majority of the voting capital stock of the Holding Company Tele Centro Oeste Celular Participações S.A. (“TCO”). All its controlled controlled companies are operators authorized for the rendering of Personal Mobile Services. TC operates in the state of São Paulo, GT operates in the states of Paraná and Santa Catarina and TCP operates in the Federal District and in the states of Goiás and Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Roraima, Amapá, Amazonas, Pará and Maranhão.

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Telesp Celular Participações S.A., a publicly-held company, established for an unlimited term, known as “TCP”. Its head office is located at Rua Chucri Zaidan 860, Morumbi, São Paulo - SP.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as a starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, ageing schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

4

IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report, as well as any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

As of the date of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

5

V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report are aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

6

When existing, the total amount of goodwill and negative goodwill registered in the account for investments in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT requested from to the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, but not limited to, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staff of PLANCONSULT. These people were familiar with the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

7

Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the current rules applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or substitution cost. In the case under analysis, the replacement or substitution cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transportation costs to the place of use, with the costs of materials for installation, respective labor, including in regard to special or regular finish, engineering, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulting from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor adjusts the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

8

The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (BIS), were valued using the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeater – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

9

b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

10

VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective ageing and a Discount rate equal to the capital cost of the company (based on the study carried out by Banco Goldman Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and U.S. currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount rate

In relation to the flow Discount rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

11

4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the ageing).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

12

f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a)	Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

13

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

14

b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Comércio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

17

VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 3,395,399,889.45

18

VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

19

PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT – Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. - TELEBRASÍLIA
• Telecomunicações de Goiás S.A. - TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

21

IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)	PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

22

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 - SP CREA: 46.152 - SP	CORECON: 4.907 - SP	CRC: 1SP064073/O-0

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount rate

24

EXHIBIT I

25

Telesp Celular Part. S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	67,927.32
Net accounts receivable	26,444.44
Inventories
Advances to suppliers
Interests on own capital and dividends	53,573,670.41
Deferred tax and tax credits	15,658,803.66
Tax credits	15,658,803.66
Anticipated income tax and social contribution	2,611,938.07
Withheld income tax	406,438.45
ICMS credit
Pis, Cofins and other credits	12,640,427.15
ICMS over services to be appropriated
Deferred social contribution and income tax
11221151 Deferred income tax - tax losses
11221152 Deferred income tax - contingencies
11221153 Deferred income tax - provision for losses in inventory
11221154 Deferred income tax - over bad debt provision
11221155 Deferred income tax - over amortization of unrealized goodwill
11221156 Deferred income tax - over suppliers
11221157 Deferred income tax - over loyalty programs
11221159 Deferred income tax - other temporary differences
11221161 Deferred social contribution - negative basis
11221162 Deferred social contribution - contingencies
11221163 Deferred social contribution - provision for losses in inventory
11221164 Deferred social contribution - over bad debt provision
11221165 Deferred social contribution - over amortization of unrealized goodwill
11221166 Deferred social contribution - over suppliers
11221167 Deferred social contribution - over loyalty programs
11221169 Deferred social contribution - other temporary differences
14311111 Goodwill over investment - restructuring
14391111 Accumulated amortization - Goodwill - restructuring
21191914 Provision of goodwill with investment
22191914 Provision of goodwill with investment
Loans and financings
Derivative transactions
Anticipated expenses	806,906.01
Other current assets	14,474,297.63

Total current assets	68,949,245.81

NON-CURRENT ASSETS:
Deferred tax and tax credits	295,057,645.67
Tax credits	294,695,875.84
Anticipated income tax and social contribution	275,405,046.19
ICMS credit
Pis, Cofins and other credits	19,290,829.65
Deferred social contribution and income tax	361,769.83
12121151 Deferred income tax - tax losses
12121152 Deferred income tax - contingencies
12121153 Deferred income tax - provision for losses in inventory
12121154 Deferred income tax - over bad debt provision
12121155 Deferred income tax - over amortization of unrealized goodwill
12121159 Deferred income tax - other temporary differences
12121161 Deferred social contribution - negative basis
12121162 Deferred social contribution - contingencies
12121163 Deferred social contribution - provision for losses in inventory
12121164 Deferred social contribution - over bad debt provision
12121165 Deferred social contribution - over amortization of unrealized goodwill
12121169 Deferred social contribution - other temporary differences

26

14311113 Goodwill over investment - long term
Loans and financings
Derivative transactions
Anticipated expenses	3,539,993.76
Other non-current assets	1,946,061.00

Total non-current assets	300,543,700.43

PERMANENT ASSETS:
Investments	6,414,484,239.44
Property, plant and equipment	321,239.17
Deferred assets

Total permanent assets	6,414,805,478.61

Total assets	6,784,298,424.85

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits	923,766.79
Suppliers and accounts payable	4,101,309.83
Taxes, charges and contributions
Loans and financings	1,041,069,952.17
Derivative transactions	359,782,308.88
Interests on shareholders’ equity and dividends	(2,685.11)
Provision for contingencies	60,466,379.21
Other current liabilities	22,621,586.34

Total current liabilities	1,488,962,618.12

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings	1,850,555,809.63
Derivative transactions	154,817,290.92
Provision for contingencies
Advance payment for future capital increase
Other current liabilities

Total non-current liabilities	2,005,630,306.55

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity	3,289,705,500.18
Shareholders’ equity less Goodwill Reserve	3,622,088,094.24

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities	6,784,298,424.85

3,622,088,094.24
Tax credit	105,694,389.27

3,289,705,500.18
3,395,399,889.45

Real shareholders’ equity - adjusted shareholders equity	332,382,594.06
Income tax and social contribution rates (36.868%)	122,542,814.78
Tax credit	105,694,389.27
Final real shareholders’ equity with tax effect	3,395,399,889.45

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 - (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilian inflation	5.57%

Used Discount rate 15.9407%

29

PLANCONSULT REPORT REGARDING TCO

TELE CENTRO OESTE PARTICIPAÇÕES S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by TELE CENTRO OESTE PARTICIPAÇÕES. S.A. (“TCO”) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

TCO is a Holding Company owner of 100% of the following operators: Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. (hereinafter referred to, jointly, as “Area 7”), Norte Brasil Telecom S.A., (“NBT”) (former “Area 8”) and a company who provided solutions to data market services via IP (Internet Protocol), TCO IP. In addition to be a Holding Company, the Company and its controlled companies are operators authorized for the rendering of Personal Mobile Services (“SMP”) in the Federal District. Its controlled companies operate in the states of Goiás and Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre and, through NBT, in Roraima, Amapá, Pará, Amazonas and Maranhão.

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Tele Centro Oeste Celular Participações S.A., known as “TCO”. It is a joint stock company (“socieade por ações”) under the Brazilian Corporation law. Its head office is located at SCS, Quadra 2, Bloco C, 226, 7º andar, 70319-900 Brasília, DF.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, aging schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

4

IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report and any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

Until issuance of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

5

V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

6

When existing, the total amount of goodwill and negative goodwill registered in the investment account held in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT demanded to the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, among other, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staffs of PLANCONSULT. These people were familiar to the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

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1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact, and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the currently rules in force applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or exchange cost. In the case under analysis, the replacement or exchange cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transport costs until the work place, with the costs of materials for installation, respective manpower, including in regard to special or regular finish, engineer, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulted from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor is the one that adjust the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

8

The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (“BIS”), were valuated by the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeaters – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

9

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

10

VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective aging and a discount rate equal to the capital cost of the company (based on the study carried out by Banco Goldmann Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and North-American currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount rate

In relation to the flow discount rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

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4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the aging).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

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f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a)	Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

13

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

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b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Comércio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The aging of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

17

VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 2,390,078,454.51

18

VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

19

PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT – Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. - TELEBRASÍLIA
• Telecomunicações de Goiás S.A. - TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

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IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)

PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its

22

respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 - SP	CORECON: 4.907 – SP	CRC: 1SP064073/O-0
CREA: 46.152 - SP

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount rate

24

EXHIBIT I

25

Tele Centro Oeste Part. S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	94,885,846.58
Net accounts receivable	121,247,191.31
Inventories	24,025,352.10
Advances to suppliers	3,287,765.13
Interests on own capital and dividends	161,097,368.49
Deferred tax and tax credits	45,878,250.68
Tax credits	32,413,010.31
Anticipated income tax and social contribution	2,788,345.17
Withheld income tax	19,821,260.59
ICMS credit	8,232,688.58
Pis, Cofins and other credits	1,570,715.97
ICMS over services to be appropriated	1,021,004.91
Deferred social contribution and income tax	12,444,235.46
11221151 Deferred income tax – tax losses	1,028,652.93
11221152 Deferred income tax – contingencies	386,395.04
11221153 Deferred income tax – provision for losses in inventory	295,377.21
11221154 Deferred income tax – over bad debt provision	2,059,185.03
11221155 Deferred income tax – over amortization of unrealized goodwill	—
11221156 Deferred income tax – over suppliers	3,598,081.02
11221157 Deferred income tax – over loyalty programs	537,713.63
11221159 Deferred income tax – other temporary differences	1,244,354.05
11221161 Deferred social contribution – negative basis	370,878.40
11221162 Deferred social contribution – contingencies	139,102.21
11221163 Deferred social contribution – provision for losses in inventory	106,335.80
11221164 Deferred social contribution – over bad debt provision	741,306.61
11221165 Deferred social contribution – over amortization of unrealized goodwill	—
11221166 Deferred social contribution – over suppliers	1,295,309.16
11221167 Deferred social contribution – over loyalty programs	193,576.90
11221169 Deferred social contribution – other temporary differences	447,967.46
14311111 Goodwill over investment – restructuring
14391111 Accumulated amortization – Goodwill – restructuring
21191914 Provision of goodwill with investment
22191914 Provision of goodwill with investment
Loans and financings	—
Derivative transactions	—
Anticipated expenses	19,096,509.27
Other current assets	13,833,296.38

Total current assets	483,351,579.94

NON-CURRENT ASSETS:
Deferred tax and tax credits	34,602,393.52
Tax credits	8,250,623.34
Anticipated income tax and social contribution	148,014.58
ICMS credit	7,172,730.24
Pis, Cofins and other credits	—
Deferred social contribution and income tax	26,351,770.18
12121151 Deferred income tax – tax losses	—
12121152 Deferred income tax – contingencies	19,376,301.60
12121153 Deferred income tax – provision for losses in inventory	—
12121154 Deferred income tax – over bad debt provision	—
12121155 Deferred income tax – over amortization of unrealized goodwill	—
12121159 Deferred income tax – other temporary differences	—
12121161 Deferred social contribution – negative basis	—
12121162 Deferred social contribution – contingencies	6,975,468.58
12121163 Deferred social contribution – provision for losses in inventory	—
12121164 Deferred social contribution – over bad debt provision	—
12121165 Deferred social contribution – over amortization of unrealized goodwill	—

26

12121169 Deferred social contribution – other temporary differences	—
14311113 Goodwill over investment – long term
Loans and financings	25,152,235.92
Derivative transactions	—
Anticipated expenses	800,428.90
Other non-current assets	10,775,329.66

Total non-current assets	71,330,388.01

PERMANENT ASSETS:
Investments	1,973,332,856.77
Property, plant and equipment	303,853,614.96
Deferred assets	368,958.33

Total permanent assets	2,277,555,430.06

Total assets	2,832,237,398.01

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits	7,894,352.01
Suppliers and accounts payable	75,156,983.68
Taxes, charges and contributions	16,393,027.66
Loans and financings	17,380,218.81
Derivative transactions	8,527,888.30
Interests on shareholders’ equity and dividends	137,685,882.84
Provision for contingencies	1,545,934.47
Other current liabilities	20,397,787.15

Total current liabilities	284,982,074.92

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings	5,740,687.59
Derivative transactions	2,801,529.39
Provision for contingencies	82,242,538.37
Advance payment for future capital increase
Other current liabilities	463,227.84

Total non-current liabilities	91,247,983.19

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity	2,456,007,339.90
Shareholders’ equity less Goodwill Reserve	2,248,677,375.66

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities	2,832,237,398.01

—
Tax credit	(65,928,885.38)

2,456,007,339.90
Real shareholders’ equity - adjusted shareholders equity	(2,456,007,339.90)
Income tax and social contribution rates (36.868%)	(905,480,786.07)
Tax credit	(65,928,885.38)
Final real shareholders’ equity with tax effect	2,390,078,454.52
Equity interest of TCP (52.47%)	1,254,074,165.09

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 – (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilianinflation	5.57%

Used Discount rate 15.9407%

29

PLANCONSULT REPORT REGARDING TSD

TELE SUDESTE CELULAR S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by TELE SUDESTE PARTICIPAÇÕES S.A. (TSD) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

TSD is the Holding Company that controls 100% of Telerj Celular S.A. and Telest Celular S.A., both of them authorized for the rendering of Personal Mobile Services in their operating areas. Telerj Celular S.A. operates in the State of Rio de Janeiro and Telest Celular S.A. operates in the State of Espírito Santo.

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Tele Sudeste Celular Participações S.A., a company with an indefinite term of duration, known as Tele Sudeste. It as a corporation that operates in accordance with the Brazilian corporate law. Its head office is located at Praia de Botafogo, 501, Torre Corcovado, 7th floor, 22250-040, Rio de Janeiro, RJ, Brazil.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as a starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, ageing schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

4

IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report, as well as any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

As of the date of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

5

V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report are aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

6

When existing, the total amount of goodwill and negative goodwill registered in the account for investments in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT requested from to the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, but not limited to, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staff of PLANCONSULT. These people were familiar with the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

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Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the current rules in force applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or substitution cost. In the case under analysis, the replacement or substitution cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transportation costs to the place of use, with the costs of materials for installation, respective labor, including in regard to special or regular finish, engineering, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulted from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor adjusts the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

8

The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (BIS), were valued using the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeaters – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

9

b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

10

VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective ageing and a discount rate equal to the capital cost of the company (based on the study carried out by Banco Goldman Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and U.S. currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount rate

In relation to the flow discount rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

11

4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the ageing).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

12

f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a)	Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

13

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

14

b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Comércio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

17

VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 2,017,851,499.43.

18

VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

19

PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT – Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. - TELEBRASÍLIA
• Telecomunicações de Goiás S.A. - TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

21

IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)	PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

22

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 – SP CREA: 46.152 - SP	CORECON: 4.907 - SP	CRC: 1SP064073/O-0

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount rate

24

EXHIBIT I

25

Tele Sudeste Celular Participações S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	56,663,641.56
Net accounts receivable	—
Inventories	—
Advances to suppliers	—
Interests on own capital and dividends	28,002,037.90
Deferred tax and tax credits	3,901,060.78
Tax credits	3,678,210.30
Anticipated income tax and social contribution	2,543,911.13
Withheld income tax	909,898.71
ICMS credit	—
Pis, Cofins and other credits	224,400.46
ICMS over services to be appropriated	—
Deferred social contribution and income tax	222,850.48
11221151 Deferred income tax – tax losses	—
11221152 Deferred income tax – contingencies	520.54
11221153 Deferred income tax – provision for losses in inventory	—
11221154 Deferred income tax – over bad debt provision	—
11221155 Deferred income tax – over amortization of unrealized goodwill	—
11221156 Deferred income tax – over suppliers	97,397.75
11221157 Deferred income tax – over loyalty programs	—
11221159 Deferred income tax – other temporary differences	65,942.35
11221161 Deferred social contribution – negative basis	—
11221162 Deferred social contribution – contingencies	187.40
11221163 Deferred social contribution – provision for losses in inventory	—
11221164 Deferred social contribution – over bad debt provision	—
11221165 Deferred social contribution – over amortization of unrealized goodwill	—
11221166 Deferred social contribution – over suppliers	35,063.19
11221167 Deferred social contribution – over loyalty programs	—
11221169 Deferred social contribution – other temporary differences	23,739.24
14311111 Goodwill over investment – restructuring	—
14391111 Accumulated amortization – Goodwill – restructuring	—
21191914 Provision of goodwill with investment	—
22191914 Provision of goodwill with investment	—
Loans and financings	—
Derivative transactions	—
Anticipated expenses	—
Other current assets	725,865.84

Total current assets	89,292,606.08

NON-CURRENT ASSETS:
Deferred tax and tax credits	44,558,644.63
Tax credits	44,241,342.64
Anticipated income tax and social contribution	44,241,342.64
ICMS credit	—
12121171 ICMS credt – Purchases	—
12121172 ICMS credt – Eletric energy	—
12121173 ICMS credt – Fixed asset	—
12121174 ICMS credt – Services rendered	—
12121179 ICMS credt – Other	—
Pis, Cofins and other credits	—
12121191 Cofins credits	—
12121192 PIS credits	—
Deferred social contribution and income tax	317,302.00
12121151 Deferred income tax – tax losses	—
12121152 Deferred income tax – contingencies	—
12121153 Deferred income tax – provision for losses in inventory	—
12121154 Deferred income tax – over bad debt provision	—
12121155 Deferred income tax – over amortization of unrealized goodwill	—

26

12121159 Deferred income tax – other temporary differences	—
12121161 Deferred social contribution – negative basis	—
12121162 Deferred social contribution – contingencies	—
12121163 Deferred social contribution – provision for losses in inventory	—
12121164 Deferred social contribution – over bad debt provision	—
12121165 Deferred social contribution – over amortization of unrealized goodwill	—
12121169 Deferred social contribution – other temporary differences	317,302.00
14311113 Goodwill over investment – long term	—
Loans and financings	—
Derivative transactions	—
Anticipated expenses	—
Other non-current assets	456,766.84

Total non-current assets	45,015,411.47

PERMANENT ASSETS:
Investments	2,010,735,193.68
Property, plant and equipment	107,587.15
Deferred assets

Total permanent assets	2,010,842,780.83

Total assets	2,145,150,798.38

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits	438,575.34
Suppliers and accounts payable	4,814,531.26
Taxes, charges and contributions	2,550,081.86
Loans and financings	—
Derivative transactions	—
Interests on shareholders’ equity and dividends	35,495,645.80
Provision for contingencies	2,082.18
Other current liabilities	16,828,497.21

Total current liabilities	60,129,413.65

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings
Derivative transactions
Provision for contingencies
Advance payment for future capital increase
Other current liabilities

Total non-current liabilities

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity	2,085,021,384.73
Shareholders’ equity less Goodwill Reserve	1,881,835,110.44

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities	2,145,150,798.38

1,881,835,110.44
Tax credit	(67,169,885.30)

2,085,021,384.73

Real shareholders’ equity - adjusted shareholders equity	(203,186,274.29)
Income tax and social contribution rates (38,328%)	(77,877,235.21)
Tax credit	(67,169,885.30)
Final real shareholders’ equity with tax effect	2,017,851,499.43

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 – (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilian inflation	5.57%

Used Discount rate 15.9407%

29

PLANCONSULT REPORT REGARDING TLE

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by TELE LESTE CELULAR PARTICIPAÇÕES S.A. (“TLE”) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

TLE is the Holding Company that controls 100% of the operators Telebahia Celular S.A. and Telergipe Celular S.A., both of them authorized for the rendering of Personal Mobile Services in their operating areas. Telebahia Celular operates in the State of Bahia and Telergipe Celular operates in the State of Sergipe.

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Tele Leste Celular Participações S.A., a company with an indefinite term of duration, known as “Tele Leste”. It as a corporation that operates in accordance with the Brazilian corporate law. Its head office is located at Av. Silveira Martins, 1,036, Cabula, 41150-000, Salvador-BA, Brazil.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as a starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, ageing schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

4

IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report, as well as any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

As of the date of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

5

V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report are aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

6

When existing, the total amount of goodwill and negative goodwill registered in the account for investments in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT requested from the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, but not limited to, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staff of PLANCONSULT. These people were familiar with the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

8

1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the current rules in force applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or exchange cost. In the case under analysis, the replacement or exchange cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transportation costs to the place of use, with the costs of materials for installation, respective labor, including in regard to special or regular finish, engineer, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulting from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor adjusts the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

8

The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (BIS), were valued using the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeaters – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

9

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

10

VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective ageing and a discount rate equal to the capital cost of the company (based on the study carried out by Banco Goldman Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and U.S. currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount rate

In relation to the flow discount rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

11

4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the ageing).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

12

f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a) Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

13

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

14

b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Coméricio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

The ageing of each Account and Sub-account furnished by the Company;

The Discount rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

17

VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 240,997,096.12.

18

VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

19

PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT – Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. - TELEBRASÍLIA
• Telecomunicações de Goiás S.A. - TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. - TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

21

IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)

PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its

22

respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 – SP	CORECON: 4.907 - SP	CRC: 1SP064073/O-0
CREA: 46.152 - SP

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount rate

24

EXHIBIT I

25

Tele Leste Celular Participações S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	105,851.38
Net accounts receivable
Inventories
Advances to suppliers
Interests on own capital and dividends	2,889,853.43
Deferred tax and tax credits	503,762.53
Tax credits	503,762.53
Anticipated income tax and social contribution	137,678.91
Withheld income tax	6,083.62
ICMS credit
Pis, Cofins and other credits	360,000.00
ICMS over services to be appropriated
Deferred social contribution and income tax
11221151 Deferred income tax – tax losses
11221152 Deferred income tax – contingencies
11221153 Deferred income tax – provision for losses in inventory
11221154 Deferred income tax – over bad debt provision
11221155 Deferred income tax – over amortization of unrealized goodwill
11221156 Deferred income tax – over suppliers
11221157 Deferred income tax – over loyalty programs
11221159 Deferred income tax – other temporary differences
11221161 Deferred social contribution – negative basis
11221162 Deferred social contribution – contingencies
11221163 Deferred social contribution – provision for losses in inventory
11221164 Deferred social contribution – over bad debt provision
11221165 Deferred social contribution – over amortization of unrealized goodwill
11221166 Deferred social contribution – over suppliers
11221167 Deferred social contribution – over loyalty programs
11221169 Deferred social contribution – other temporary differences
14311111 Goodwill over investment – restructuring
14391111 Accumulated amortization – Goodwill – restructuring
21191914 Provision of goodwill with investment
22191914 Provision of goodwill with investment
Loans and financings
Derivative transactions
Anticipated expenses
Other current assets	209,766.29

Total current assets	3,709,233.63

NON-CURRENT ASSETS:
Deferred tax and tax credits	10,236,916.62
Tax credits	10,025,517.95
Anticipated income tax and social contribution	10,025,517.95
ICMS credit
Pis, Cofins and other credits
Deferred social contribution and income tax	211,398.67
12121151 Deferred income tax – tax losses	164,997.26
12121152 Deferred income tax – contingencies
12121153 Deferred income tax – provision for losses in inventory
12121154 Deferred income tax – over bad debt provision
12121155 Deferred income tax – over amortization of unrealized goodwill
12121159 Deferred income tax – other temporary differences
12121161 Deferred social contribution – negative basis	46,401.41
12121162 Deferred social contribution – contingencies
12121163 Deferred social contribution – provision for losses in inventory
12121164 Deferred social contribution – over bad debt provision

26

12121165 Deferred social contribution – over amortization of unrealized goodwill
12121169 Deferred social contribution – other temporary differences
14311113 Goodwill over investment – long term
Loans and financings	—
Derivative transactions	—
Anticipated expenses	—
Other non-current assets	—

Total non-current assets	10,236,916.62

PERMANENT ASSETS:
Investments	235,841,315.04
Property, plant and equipment
Deferred assets

Total permanent assets	235,841,315.04

Total assets	249,787,465.30

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits	102,481.81
Suppliers and accounts payable	448,608.54
Taxes, charges and contributions	194,960.30
Loans and financings	232,136.64
Derivative transactions	25,893.57
Interests on shareholders’ equity and dividends	443,387.60
Provision for contingencies
Other current liabilities	1,488,064.81

Total current liabilities	2,935,533.27

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings	385,000.90
Derivative transactions
Provision for contingencies
Advance payment for future capital increase
Other current liabilities

Total non-current liabilities	385,000.90

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity	246,466,931.13
Shareholders’ equity less Goodwill Reserve	195,643,361.69

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities	249,787,465.30

195,643,361.69
Tax credit	(5,469,835.01)

246,466,931.13

Real shareholders’ equity - adjusted shareholders equity	(50,823,569.44)
Income tax and social contribution rates (36.868%)	(6,341,764.99)
Tax credit	(5,469,835.01)
Final real shareholders’ equity with tax effect	240,997,096.12

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 – (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilian inflation	5.57%

Used Discount rate 15.9407%

29

PLANCONSULT REPORT REGARDING CRTPART

CELULAR CRT PARTICIPAÇÕES S.A.

ACTUAL NET EQUITY AT MARKET VALUE

VALUATION REPORT

EXECUTIVE SUMMARY

December/2005

1

I - OBJECT

PLANCONSULT Planejamento e Consultoria Ltda. was retained by CELULAR CRT PARTICIPAÇÕES S.A. (“CRT”) to render the Valuation Report on the Actual Net Equity at Market Value of the Company, on the basis date of September 30, 2005. This paper refers to the corporate restructuring process, whose object is the process of exchange of shares and merger of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares, under the provisions of article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997.

2

II - PRESENTATION OF THE COMPANY

1)	THE COMPANY

Celular CRT Participações S.A. is the Holding Company that controls 100% of Celular CRT S.A., operator authorized for the rendering of Personal Mobile Services in the State of Rio Grande do Sul

The Company was incorporated pursuant to the laws of the Federative Republic of Brazil under the name of Celular CRT Participações S.A., known as “CRT”. It as a corporation that operates in accordance with the Brazilian corporate. Its head office is located at Rua José Bonifácio, 245, 90040-130, Porto Alegre-RS.

3

III - INFORMATION BASIS

The accounting information, showed in the interim balance sheet of the Company reviewed by independent auditors on the basis date of September 30, 2005, has been used as a starting point.

The report is based on interviews with the Company’s management and on managerial data, additional information, written or oral, furnished by the Company, ageing schedule of receivables and suppliers, loan transactions controls, and debt hedging, among others.

This report does not constitute an audit report on accounting statements used or on any other information included herein and, therefore, it shall not be interpreted as such.

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IV - SUBSEQUENT EVENTS

This valuation does not reflect events occurred after issuance of this report, as well as any relevant fact occurring between the valuation basis date and the date on which this document was issued that has not been informed to PLANCONSULT.

As of the date of this report, PLANCONSULT is not aware of any event that may substantially change the result of this valuation.

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V - SCOPE

The methodology has been applied to calculate the market value of the Actual Net Equity (ANE) of the Company, and mainly considered the assets and liabilities registered in the accounting information reviewed by the Company’s independent auditors, under the rules of IBRACON applicable to the statements on the basis date of September 30, 2005, and further, the interim balance sheets furnished by the Company’s subsidiaries.

This methodology is applicable to determine the market value of assets and liabilities of a certain company. Its application considers as starting point the accounting values of assets and liabilities and makes adjustments to several of these items in order to reflect their respective probable realization values.

For that purpose, the following procedures have been carried out:

•	Reading and analysis of interim balance sheets furnished by the Company and its controlled companies;

•	Analysis of assets and liabilities accounts registered in the Company’s and its controlled companies’ balance sheets, aiming at identifying items that might be adjusted, as well as the calculation of their probable market value;

•	Adjustments of accounting statements to their market value based on the result of our analysis;

•	Adjustments of property, plant and equipment by their respective market value, based on the analysis carried out by the technical staff of PLANCONSULT with experience in evaluating fixed assets of telecommunications companies;

•	Calculation of investments values of the Company and its subsidiaries by the equity method of accounting, based on the net equity at market of these subsidiaries;

•	Calculation of tax effects (income tax and social contribution) on the surplus and deficit resulting from such valuation;

•	Calculation of the market value of the Company’s net equity (Exhibit I).

The details of the foregoing procedures and calculations are set forth in Chapter VIII of this report.

The methodology and scope of this report are aimed at evaluating a company in operation, therefore, except for tax costs and credits, any cost related to expenses ordinarily incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or liquidation procedures of companies, such as terminations, costs in connection with judicial disputes, retainment of third parties (legal counsels, advisors, etc.) have not been considered in our calculations.

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When existing, the total amount of goodwill and negative goodwill registered in the account for investments in controlled companies, the amount prepaid for acquisition of shares concerning the special goodwill reserve and their respective tax credits have been disregarded in the result of this valuation.

The ANE methodology exclusively considers the market value of tangible assets and adjusted liabilities at market, excluding, therefore, market values of intangible assets, which are registered in most of the companies in operation, and disregarding the prospective future profitability of the company.

Consequently, the object of our analysis was not the identification and valuation of the Company’s intangible assets, which were not accounted for in the accounting statements, or the identification and quantification of liabilities unregistered and undisclosed by the Company’s Management.

The Fixed Assets were valuated as follows:

1. Development of the analysis

1.1	PLANCONSULT requested from to the Company the existing individual records and/or information of asset or engineer control of all its equity assets, for the basis date of September 30, 2005, containing, but not limited to, the following information:

•	Number of the asset or of its control

•	Account

•	Place

•	Purchase date

•	Description of the asset

•	Original purchase values, monetary adjustment and depreciation

•	Other information

The information already available at the accounting and technical files of the Company were used at most in order to preserve the “memory” of the Company.

The register of offer prices of equipment was also requested, containing the most recently used prices and the prices effectively paid by the Company, as well as the amounts for installation and manpower of contractors.

1.2	PLANCONSULT carried out, due to the short amount of time available, by a reduced sampling, a physical inspection of the assets under analysis, jointly with the Company.

On the places where the inspections were carried out, employees of the Company accompanied the staff of PLANCONSULT. These people were familiar with the assets under inspection and could clarify the doubts regarding the physical inventory of the assets.

1.3	Based on the accounting file sent by the Company, for the basis date of September 30, 2005, PLANCONSULT processed a summary of the amounts per account.

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Based on such summary, the accounts with relevant amounts were set forth, due to the representation of the accounting values over the total adjusted value of the company and due to the operational status of the account.

2. Items valuated at market value

Market Value is considered the value that the asset would obtain in a purchase and sale transaction, within a reasonable term, not being the purchaser and the seller constrained to transact, and considering that the parties know their assets in detail.

PLANCONSULT bases their valuation of the Fixed Assets on the ABNT RULES. These rules impose the current rules applicable to valuation, setting forth guidelines that are basic to the good valuation and basically orientate, according to two methods:

•	Comparative method

The value of the asset is obtained from the comparison of market data regarding other assets of similar characteristics.

•	Cost method

The value of the asset results from a summary or detailed budget or from the composition of the cost of other assets that are equal (manufacturing cost) or equivalent (replacement cost) to the object of the valuation.

The valuation of fixed assets, as a rule, is carried out through the method of replacement or substitution cost. In the case under analysis, the replacement or substitution cost may be summarized as the sum total of the purchase price of the fixed assets with all the implications of taxes, transportation costs to the place of use, with the costs of materials for installation, respective labor, including in regard to special or regular finish, engineering, supervision, etc.

Information relating to recent purchase of fixed assets (goods and services), resulting from quotations and negotiations with suppliers in the Brazilian market, were obtained from the Company.

Researches on the useful lives of each kind of fixed assets, mainly set forth on account of their use and technological obsoleteness, were also carried out, in order to find out the effective depreciation rate to be applied to each asset.

The depreciation factor adjusts the market value of the asset. By applying the due depreciation to the price (or cost), the market price is found out.

The valuation presented in this work normally fit in the “Precise Valuations” of the RULES of ABNT (Associação Brasileira de Normas Técnicas), except for the accounts and items that present a lower value (please refer to Chapter II – Methodology) and that fit in the “Expeditious Valuations”.

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The fixed assets with relevant economic values, belonging to the accounts below related to Assets and Installations in Service (BIS), were valued using the traditional methods (at market value):

a)	Switch Equipment

•	BIS Analog central office switching systems

•	BIS Analog central office switching systems – GATEWAY

•	BIS Analog home location register (HLR)

•	BIS Other switch equipment – Analog

•	BIS Digital central office switching systems

•	BIS Digital central office switching systems – GATEWAY

•	BIS Digital home location register (HLR)

•	BIS Other switch equipment – Digital

b)	Transmission Equipment

•	BIS ERB (radio base station) – Analog

•	BIS Microcells – Analog

•	BIS Minicells – Analog

•	BIS Repeaters – Analog

•	BIS Antennas – Analog

•	BIS Radios – Analog

•	BIS ERB (radio base station) – digital

•	BIS Microcells – digital

•	BIS Minicells – digital

•	BIS Repeaters – digital

•	BIS Antennas – digital

•	BIS Radios – digital

•	BIS Optical modem – digital

•	BIS Concentrator – digital

c)	Infrastructure

•	BIS Towers

•	BIS Posts

•	BIS Containers

•	BIS Energy Equipment

•	BIS Central Air Conditioning Equipment

•	BIS Batteries

•	BIS Equipment to fight fire

d)	Software use rights

•	BIS Software – Maintenance of ERBs (radio base stations)

•	BIS Software – Maintenance of switching

3. Items valuated at accounting residual amount

Considering the final objective of the works and its low economic value, the assets that belong to the accounts below were valuated at their accounting residual amount:

a)	Transmission Equipment

•	BIS Other Equipment and means of Analog transmission

•	BIS Other Equipment and means of digital transmission

•	BIS Air and underground optical cabo

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b)	Terminal equipment

•	BIS Private Equipment – Rent

•	BIS Private Equipment – Free lease

•	BIS Private Equipment – Tads

c)	Real estate properties

•	BIS Real estate properties

d)	Buildings

•	BIS Buildings

e)	Infrastructure

•	BIS Elevators

•	BIS Underground piping

•	BIS Other supports and protectors

•	BIS Appurtenances on third parties’ properties

f)	Software use rights

•	BIS Software – Call Center

•	BIS Software – Billing

•	BIS Software – Sap

•	BIS Software – Saf

•	BIS Software – Human resources

•	BIS Software – Gir

•	BIS Software – Others

g)	Concession license

•	BIS Exploitation concession license

h)	Other assets

•	BIS Cptc – Analog/Digital

•	BIS Pre-paid

•	BIS Intelligent network

•	BIS Analog/Digital voice mail

•	BIS Analog/Digital short message

•	BIS Other Equipment/platforms

•	BIS Vehicles fleet

•	BIS Managerial vehicles

•	BIS Tools and instruments for repairment/construction

•	BIS Equipment of telesupervision

•	BIS Computing Equipment

•	BIS Equipment of tests and measures

•	BIS Furniture and other assets of general use

•	BIS Brands and patents

•	BIS Other intangible assets

i)	Assets and installations in progress (BIA)

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VI - PROCEDURES

The main procedures adopted in our analysis were the following:

1)	Uniformity in the companies under consideration

The analysis carried out for all Companies complied with the same precepts and methodology.

We do not describe the meaning of each Asset and Liability Accounts (Capital Accounts) provided that the Company (and its respective Controlled Companies) has to comply with the Accounts Plan (including the content thereof) determined by the regulatory body of the telecommunications sector – ANATEL.

Certain Assets and Liabilities accounts may have their original accounting value set to zero, pursuant to the balance sheets delivered by the Company (and of its respective Controlled Companies).

The Market Value arises out of the calculation of the Present Value of each Capital Account, taking into consideration their respective ageing and a Discount Rate equal to the capital cost of the company (based on the study carried out by Banco Goldman Sachs, retained by the Company to render a valuation based on the Economic Value Method), duly adjusted in order to consider inflation differences between the Brazilian and U.S. currencies.

2)	Treatment of the Goodwill

Based on the opinion of Machado, Meyer, Sendacz e Opice Advogados, as to the interpretation of the Corporation Law (art. 264, caput and paragraph 2 of Law No. 6,404/76) in connection with the treatment of the goodwill, negative goodwill and any reserve for losses in the merger of shares, we have disregarded these items in the calculation of the net equity of the Company at market value.

3)	Discount Rate

In relation to the flow Discount Rate at Present Value of each capital account, we have adopted in this analysis the capital cost equal to 15.9407% p.a., in accordance with EXHIBIT II, considering that all amounts existing in the financial statements furnished by the Company are expressed in Brazilian currency (R$ - Reais).

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4)	Term

Accounts “Payable” were considered as an average term of 15 days.

As from such term, we considered the final maturity informed, that is, 30 days from 1 one to 30 days, 60 days from 31 to 60 days, 90 days from 61 to 90. From 90 days on, it was adopted the bad debt provision.

5)	Current Assets

a)	Available Funds

Considered as Market Value – They are already at Actual Present Value.

b)	Receivables, net

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data provided by the Company.

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Inventories

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company (the average turnover indexes of handsets inventory was used to determine the ageing).

•	Zero value for obsolete inventory, calculated by means of statistic data furnished by the Company.

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Advance to Suppliers

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	JSCP (Interest on Own Capital) and Dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Deferred taxes and tax credits

f.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

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f.2) ICMS (“value-added tax”) over Services to be Appropriated

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

f.3) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

g)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

h)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value, has been considered.

i)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

j)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

6)	Long Term Receivables

a)	Deferred taxes and tax credits

a.1) Tax credits

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

a.2) Social Contribution and Deferred Income Tax

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

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•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	Reduction Factors resulting from amounts which will not be effectively received calculated by means of statistic data furnished by the Company.

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Derivative transactions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Prepaid expenses

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Other assets

The accounting values already represent the Market Value – They are already at Actual Present Value.

7)	“Permanent Asset”

a)	Investments

•	Equity Accounting: In the cases of equity interests held in controlled companies, the accounting balances, presented in the balance sheet of the companies that are controlled by the Company, were adjusted at market value by using the same criteria adopted by the Company. The value posted as equity interest of the Company in these associated companies was then adjusted, based on the shareholders’ equities of their controlled companies at market value. As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill possibly registered in the investment account held by the companies, was not considered.

•	Other sub accounts

The accounting values already represent the Market Value – They are already at Actual Present Value.

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b)	Fixed Assets

In the calculation of the Market Value, it has been considered the following:

•	Properties and Facilities in Operation – BIS

PLANCONSULT, by means of its staff specialized in the valuation of fixed assets of telecommunications companies, carried out a valuation of these assets, at market value, under the Valuation Rules in force and the already presented Chapter V above.

•	Properties and Facilities in Progress – BIA

The accounting values already represent the Market Value – They are already at Actual Present Value.

c)	Deferred Assets

•	Goodwill

As previously mentioned, for the purposes of the exchange ratio, the total net amount of goodwill and negative goodwill registered in the investment account held by the companies, was not considered.

•	Point of Presence Rights (Fundo de Comércio)

The accounting values already represent the Market Value – They are already at Actual Present Value.

•	Other

The accounting values already represent the Market Value – They are already at Actual Present Value.

8)	Current Liability

a)	Personnel, social charges and benefits

The accounting values already represent the Market Value – They are already at Actual Present Value.

b)	Trade accounts payable

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

c)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

d)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

15

e)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

f)	Interest on own capital and dividends

The accounting values already represent the Market Value – They are already at Actual Present Value.

g)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

h)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

9)	Long Term Liabilities

a)	Taxes, rates and contributions

In the calculation of the Market Value, it has been considered the following:

•	The ageing of each Account and Sub-account furnished by the Company;

•	The Discount Rate explained in item 3 above, to calculate the Present Value of Accounts and Sub-accounts.

b)	Loans and financing

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

c)	Derivative transactions

In the calculation of the Market Value, the accrual furnished by the Company, which is already at Actual Present Value (MTM), has been considered.

d)	Provision for contingencies

The accounting values already represent the Market Value – They are already at Actual Present Value.

e)	Advance for Future Capital Increase - AFAC

The accounting values already represent the Market Value – They are already at Actual Present Value.

f)	Other liabilities

The accounting values already represent the Market Value – They are already at Actual Present Value.

16

10)	Minority interest

In case of minority interest in the capital stock, the reduction equal to such minority interest (in R$) is required before the calculation of the equity accounting to be considered in the respective Controlling Company.

11)	Treasury Shares

Treasury shares owned by the Company shall not be considered provided that they are related to the Net Equity account.

12)	Capital Recourses

The accounting values already represent the Market Value – They are already at Actual Present Value.

13)	Tax effect on the carried out adjustments – Capital gain or loss

a)	Whereas part of the adjustments made to the shareholders’ equity of the Company would result on a capital gain or loss, deductible for tax purposes, the tax credit (or debt) of income tax and social contribution must be considered as an adjustment factor in the shareholders’ equity of the Company, since, as of the maturity date of the assessed assets and liabilities, the gain (or loss) assessed as a result of the adjusts shall cause a tax credit (or debt).

b)	As a result, the tax effect (tax credit or debt) resulting from the adjustments mentioned above was calculated considering:

•	The average tax rate of income tax and social contribution of the Company, furnished by it.

•	An amortization term of 10 years.

•	The Discount Rate presented on item 3 above for the calculation of the Present Value.

c)	The amount of such tax effect was dully added to (or subtracted from) the Actual Net Equity at Market Value.

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VII - CONCLUSION

Based on the object, scope, methodology and data furnished by the Company (and its controlled companies), the market value to the Actual Net Equity as of September 30, 2005 is R$ 1,125,472,314.35.

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VIII - PLANCONSULT

PLANCONSULT is a leading company in the valuation market of large telecommunications companies.

PLANCONSULT has being assisting for over twenty-five years largest groups and companies within the country engaged in several industries.

In order to make a difference in the market and to always keep itself as a company with the highest quality in the segment, PLANCONSULT continuously invests in state of the art technology, communication and qualified personnel.

It has a high tech computer and telecommunication network, enabling the quickest and safest performance. PLANCONSULT also works with a mobile network, including own hardware, software and telecommunication, which, if required, constitutes a complete working structure inside client’s offices, speeding up the work pace, optimizing costs and results, in addition to enable a close follow-up by the client on work development.

PLANCONSULT has been carrying out throughout last years hundreds of valuations to several of the largest and most important companies of the country, in addition to present them to governmental institutions such as Banco Nacional de Desenvolvimento Econômico S.A. Participações - BNDESPAR, Ministry of Finance, Internal Revenue Services, Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission), etc.

PLANCONSULT has been acting as advisor and consultant in privatization transactions, under Decree No. 91,991, of November 28, 1985 (company’s valuation and stockholding control), including the appraisal of several companies that have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO, and the 53 subsidiaries of TELEBRÁS System).

It has been further provided services of technical and financial due diligence, particularly to meet the needs of financial organism as for example IDB (Inter-American Development Bank).

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PLANCONSULT, in addition to is qualification and know-how, facilities, personnel, and own computer systems (hardware and software) that have already been developed and proved, has the necessary and indispensable experience in the segment of TELECOMMUNICATIONS COMPANIES, stressing the valuation works for publicly-held companies, namely:

TELEBRÁS System and CRT Privatization
• TELEACRE - Telecomunicações do Acre S.A.
• TELASA - Telecomunicações de Alagoas S.A.
• TELAMAZON - Telecomunicações do Amazonas S.A.
• TELEAMAPÁ - Telecomunicações do Amapá S.A.
• TELEBAHIA - Telecomunicações da Bahia S.A.
• TELEBAHIA Celular S.A.
• TELECEARÁ - Telecomunicações do Ceará S.A.
• TELEBRÁS - Telecomunicações Brasileiras S.A.
• TELEBRASÍLIA - Telecomunicações de Brasília S.A
• TELEST - Telecomunicações do Espírito Santo S.A.
• TELEST Celular S.A.
• TELEGOIÁS - Telecomunicações de Goiás S.A.
• TELMA - Telecomunicações do Maranhão S.A.
• TELEMIG - Telecomunicações de Minas Gerais S.A.
• TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
• TELEMAT - Telecomunicações do Mato Grosso S.A.
• TELEPARÁ - Telecomunicações do Pará S.A.
• TELPA - Telecomunicações da Paraíba S.A.
• TELPE - Telecomunicações de Pernambuco S.A.
• TELEPISA - Telecomunicações do Piauí S.A.
• TELEPAR - Telecomunicações do Paraná S.A.
• EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
• TELERJ - Telecomunicações do Rio de Janeiro S.A.
• TELERJ Celular S.A.
• TELERN - Telecomunicações do Rio Grande do Norte S.A.
• TELERON - Telecomunicações de Rondônia S.A.
• TELAIMA - Telecomunicações de Roraima S.A.
• CRT - Companhia Riograndense de Telecomunicações
• CTMR - Companhia Telefônica Melhoramento e Resistência
• CRT Celular S.A.
• TELESC - Telecomunicações de Santa Catarina S.A.
• TELERGIPE - Telecomunicações de Sergipe S.A.
• CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
• CTBC - Companhia Telefônica da Borda do Campo
• TELESP - Telecomunicações de São Paulo S.A.
• TELESP Celular S.A.

20

Telefónica
• CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
• CRT Celular S.A.
• CTBC - Companhia Telefônica da Borda do Campo
• TELEBAHIA Celular S.A.
• TELERGIPE Celular S.A.
• TELERJ Celular S.A.
• TELESP - Telecomunicações de São Paulo S.A.
• TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (atual BRASIL TELECOM)
• Companhia Telefônica Melhoramento e Resistência – CTMR
• CRT – Companhia Riograndense de Telecomunicações
• Telecomunicações de Brasília S.A. – TELEBRASÍLIA
• Telecomunicações de Goiás S.A. – TELEGOIÁS
• Telecomunicações de Mato Grosso do Sul S.A. – TELEMS
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. – TELEACRE
• Telecomunicações de Mato Grosso S.A. – TELEMAT
• Telecomunicações de Rondônia S.A – TELERON
• Telecomunicações de Santa Catarina S.A. – TELESC
• Telecomunicações do Acre S.A. – TELEACRE
• Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
• CETERP Celular S.A.
• GLOBAL TELECOM S.A.
• TELESP Celular S.A

TIM
• Maxitel S.A.
• TIM Nordeste Telecomunicações S.A

VÉSPER
• VÉSPER S.A.
• VÉSPER SÃO PAULO S.A

PLANCONSULT has also carried out valuations for several publicly-held companies engaged in other segments of the Brazilian economy, which not only have been approved by the companies themselves but also by regulatory bodies, including CVM.

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IX - DISCLAIMER

1)	This Valuation Report on the Actual Net Equity at Market Value was prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), aiming at the process of exchange of shares and mergers of associated companies, according to the provisions applicable to the calculation of the exchange ratios of shares set forth in the article 264 of Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997.

2)	This Valuation Report on Actual Net Equity has been prepared by PLANCONSULT based on the information furnished by the Company’s management, as well as other publicly available information, including the financial statements of the Company audited and reviewed by DELOITTE TOUCHE TOHMATSU. PLANCONSULT has taken all care and acted with high diligence standards in order to demand that the information provided by the Company be true and consistent with those audited or reviewed. However, there is no assurance that such information is true and complete.

3)	PLANCONSULT did not conduct any legal, accounting or any other due diligence or carried out any independent investigation on the information made available in order to prepare this Valuation Report. Therefore, this report did not consider the impacts of any audit or investigation. PLANCONSULT assumes no responsibility for the truthfulness, accuracy or extension of the information obtained.

4)	PLANCONSULT has not analyzed the legal validity and effectiveness of the processed information tanking into account that such analysis is beyond its professional scope. The validity and enforceability of liens or encumbrances on the Company’s assets have not as well been analyzed. However, the amounts relating to such liens or encumbrances have been considered in our report.

5)	Therefore, PLANCONSULT does not assume any responsibility on the legal, engineering or financial matter beyond those implicit in the exercise of its specific functions at issue, which are specifically set forth in the applicable legislation, codes and regulations.

6)	The Company’s managers did not in any way directed, made difficult or took any action which might hinder the access, use or knowledge of any information relevant for the quality of the work, and stated that all documents and/or other information existing to enable the accomplishment of the work and quality of the respective conclusions were made available to PLANCONSULT.

7)	PLANCONSULT represents that the number of shares of the company at issue, which PLANCONSULT itself, its controlling persons and other persons bound to them are holders, or which are under their discretionary management, is zero.

8)	PLANCONSULT states the non existence of any conflict or communion of interest, effective or potential, with the controlling person of the company, or minority shareholders of the company, or in relation to any other involved company, its respective partners, or in connection with the operation itself of exchange of shares and mergers of associated companies.

22

9)	There is no assurance that any of the premises, estimates, projections, partial or total results or conclusions used or showed in this Valuation Report will be effectively accomplished or determined, in whole or in part. The final results may be different from the projections, and those differences may be relevant and further be impacted by market conditions, among others. Therefore, there is no guarantee on the part of PLANCONSULT as to the accomplishment or not of the projections herein, specifically which occurrence depends on future and uncertain events.

10)	The fixed assets of the company have been appraised by PLANCONSULT.

11)	The Valuation Report did not consider any future benefit that a potential success of the operation of exchange of shares and mergers of companies may eventually bring to themselves.

12)	The information included herein reflects the financial and accounting conditions of the company on 09/30/2005. Any amendment to these conditions may change the result showed herein.

13)	This Valuation Report must be used exclusively within the scope of the operation of exchange of shares and mergers of companies, duly informed to the market by applicable means.

14)	Analysis reports on other companies and sectors prepared by PLANCONSULT and/or its affiliates may address market premises in a way different from this Valuation Report.

15)	This Valuation Report may not be reproduced or published, in whole or in part, without the prior consent of PLANCONSULT.

16)	The basis date of this Valuation Report is 09/30/2005.

São Paulo, December 2, 2005.

PLANCONSULT Planejamento e Consultoria Ltda.

CORECON: RE/2849 - SP

CRA: E-1256 - SP

CREA: 21.973 - SP

Edgar Victor Salem	Ubyrajara Pitta	Edward Dias Moreno
CRA: 12.500 - SP	CORECON: 4.907 - SP	CRC: 1SP064073/O-0
CREA: 46.152 - SP

23

X - EXHIBITS

EXHIBIT I – Balance sheets

EXHIBIT II – Discount Rate

24

EXHIBIT I

25

Celular CRT Participações S.A. REAL
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,728,001.14
Net accounts receivable
Inventories
Advances to suppliers
Interests on own capital and dividends	74,255,130.58
Deferred tax and tax credits	6,770,994.48
Tax credits	1,032,257.12
Anticipated income tax and social contribution	120,219.46
Withheld income tax	912,037.66
ICMS credit
Pis, Cofins and other credits
ICMS over services to be appropriated
Deferred social contribution and income tax	5,738,737.36
11221151 Deferred income tax – tax losses	3,819,419.46
11221152 Deferred income tax – contingencies	71,745.72
11221153 Deferred income tax – provision for losses in inventory	—
11221154 Deferred income tax – over bad debt provision	—
11221155 Deferred income tax – over amortization of unrealized goodwill	—
11221156 Deferred income tax – over suppliers	84,970.28
11221157 Deferred income tax – over loyalty programs	—
11221159 Deferred income tax – other temporary differences	38,833.45
11221161 Deferred social contribution – negative basis	1,653,370.65
11221162 Deferred social contribution – contingencies	25,828.46
11221163 Deferred social contribution – provision for losses in inventory	—
11221164 Deferred social contribution – over bad debt provision	—
11221165 Deferred social contribution – over amortization of unrealized goodwill	—
11221166 Deferred social contribution – over suppliers	30,589.30
11221167 Deferred social contribution – over loyalty programs	—
11221169 Deferred social contribution – other temporary differences	13,980.04
14311111 Goodwill over investment – restructuring
14391111 Accumulated amortization – Goodwill – restructuring
21191914 Provision of goodwill with investment
22191914 Provision of goodwill with investment
Loans and financings
Derivative transactions
Anticipated expenses
Other current assets	356,998.94

Total current assets	84,111,125.14

NON-CURRENT ASSETS:
Deferred tax and tax credits	—
Tax credits	—
Anticipated income tax and social contribution
ICMS credit
Pis, Cofins and other credits
Deferred social contribution and income tax
12121151 Deferred income tax – tax losses
12121152 Deferred income tax – contingencies
12121153 Deferred income tax – provision for losses in inventory
12121154 Deferred income tax – over bad debt provision
12121155 Deferred income tax – over amortization of unrealized goodwill
12121159 Deferred income tax – other temporary differences
12121161 Deferred social contribution – negative basis
12121162 Deferred social contribution – contingencies
12121163 Deferred social contribution – provision for losses in inventory
12121164 Deferred social contribution – over bad debt provision
12121165 Deferred social contribution – over amortization of unrealized goodwill
12121169 Deferred social contribution – other temporary differences

26

14311113 Goodwill over investment – long term
Loans and financings
Derivative transactions
Anticipated expenses
Other non-current assets	103,573.77

Total non-current assets	103,573.77

PERMANENT ASSETS:
Investments	1,102,630,301.42
Property, plant and equipment
Deferred assets

Total permanent assets	1,102,630,301.42

Total assets	1,186,845,000.33

27

LIABILITIES
CURRENT LIABILITIES:
Personnel, charges and social benefits		195,417.38
Suppliers and accounts payable		635,423.51
Taxes, charges and contributions
Loans and financings
Derivative transactions
Interests on shareholders’ equity and dividends		68,226,523.10
Provision for contingencies		309,011.00
Other current liabilities		4,151,656.84

Total current liabilities		73,518,057.95

NON-CURRENT LIABILITIES:
Taxes, charges and contributions
Loans and financings
Derivative transactions
Provision for contingencies
Advance payment for future capital increase
Other current liabilities

Total non-current liabilities		—

MINORITY SHAREHOLDERS

SHAREHOLDERS’ EQUITY
Capital stock
Shares in treasury
Capital reserves
Profits reserves
Revaluation reserves
Accumulated profits
Net income of the period
Result in the conversion of Balance Sheet

Total shareholders’ equity		1,113,326,942.38

Shareholders’ equity less Goodwill Reserve		1,152,179,767.15

FUNDS SUBJECT TO CAPITALIZATION

Total liabilities		1,186,845,000.33

		1,152,179,767.15
Tax credit	R$	12,145,371.97

		1,113,326,942.38

Real shareholders’ equity - adjusted shareholders equity		38,852,824.77
Income tax and social contribution rates (36.868%)		14,081,429.28
Tax credit	R$	12,145,371.97
Final real shareholders’ equity with tax effect		1,125,472,314.35

28

EXHIBIT II

Parameters	Value	Comments
FCF terminal growth rate	4.00%	EBITDA growth without license 2014 / risk free
Tax Rate (Tc)	34%
Debt/equity ratio (D/E)	45.0%	Calculated from market values
Equity/value ratio (E/V)	69.0%	Calculated from the debt/equity ratio
Debt/value ratio (D/V)	31.0%	[1 – (equity/value) ratio]
Equity beta	1.01	The adjusted Bloomberg beta of the industry was used
Debt beta	0.35	WACC
Asset beta	0.81	{(1-Tc)D / [(1-Tc)D + E]}*Bdebt + {E / [(1-Tc) D + E]}*Bequity
Equity return (Re)	15.1%	WACC
Debt return (Rd)	8.0%	Average cost of debt USD
Asset return	12.9%	WACC
Risk-free rate	4.25%	Federal Reserve (T-bond 10 yrs yield)
Market premium (rM-rF)	10.7%	Brazil market premium (Damodaran)
WACC	12.02%	[(1-Tc)*(Rd*D/V) + (Re*E/V)]
U.S. inflation	2%
Brazilian inflation	5.57%

Used Discount Rate 15.9407%

29

FINANCIAL STATEMENTS OF TCP AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Telesp Celular Participações S.A. Financial Statements for the Nine-month Period Ended September 30, 2005 and Independent Auditors’ Report Deloitte Touche Tohmatsu Auditores Independentes

Telesp Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Telesp Celular Participações S.A.

São Paulo - SP

1.	We have audited the accompanying balance sheet of Telesp Celular Participações S.A. as of September 30, 2005 and the related statement of loss and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Telesp Celular Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

ASSETS	09.30.05
CURRENT ASSETS
Cash and cash equivalents	30
Financial investments	38
Interest on capital and dividends	62,114
Deferred and recoverable taxes	18,155
Prepaid expenses	807
Other assets	14,500

Total current assets	95,644

NONCURRENT ASSETS
Deferred and recoverable taxes	342,092
Prepaid expenses	3,540
Other assets	1,946

Total noncurrent assets	347,578

PERMANENT ASSETS
Investments	7,360,812
Property, plant and equipment, net	321

Total permanent assets	7,361,133

TOTAL ASSETS	7,804,355

LIABILITIES AND SHAREHOLDERS’ EQUITY	09.30.05
CURRENT LIABILITIES
Payroll and related accruals	945
Trade accounts payable	4,734
Taxes payable	539
Loans and financing	1,036,134
Reserve for contingencies	65,108
Derivative contracts	358,749
Other liabilities	22,708

Total current liabilities	1,488,917

LONG-TERM LIABILITIES
Loans and financing	1,849,628
Reserve for contingencies	257
Derivative contracts	149,635

Total long-term liabilities	1,999,520

SHAREHOLDERS’ EQUITY
Capital	6,670,152
Capital reserves	793,396
Accumulated deficit	(3,147,783)

Total shareholders’ equity	4,315,765

FUNDS FOR CAPITALIZATION	153

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,804,355

The accompanying notes are an integral part of these financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP	CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF LOSS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
OPERATING REVENUE (EXPENSES)
General and administrative expenses	(7,163)
Other operating expenses	(261,612)
Other operating revenue	8,365
Equity pick-up	91,465

(168,945)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES)	(168,945)

Financial expenses	(694,537)
Financial income	264,474

OPERATING INCOME (LOSS)	(599,008)

Nonoperating income	7,385

LOSS FOR THE PERIOD	(591,623)

The	accompanying notes are an integral part of these financial statements.

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

		Capital reserve		Income reserve
	Share capital	Special goodwill	Goodwill	Statutory reserve	Reserve income realize	Retained earnings	Total
BALANCE AT DECEMBER 31, 2004	4,373,661	990,169	99,710	—	—	(2,556,160)	2,907,380

Capital increase - RCA of January 07, 2005
Subscription in current currency	2,000,000	—	—	—	—	—	2,000,000
Subscription and integralization with goodwill reserve	53,896	(53,896)	—	—	—	—	—
Agio in the acquisition of new stocks - overage auction	—	—	8	—	—	—	8
Capital increase - RCA of July 29, 2005	242,595	(242,595)
Net loss	—	—	—	—	—	(591,623)	(591,623)

BALANCE AT SEPTEMBER 30, 2005	6,670,152	693,678	99,718	—	—	(3,147,783)	4,315,765

The accompanying notes are an integral part of these financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Telesp Celular Participações S.A. (“TCP” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by Brasilcel N.V. (57.23% of total capital) and Portelcom Participações S.A. (8.86% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

TCP is the controlling company of the operators Telesp Celular S.A. (“TC”), Global Telecom S.A. (“GT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), which provide mobile telephone services in the States of São Paulo, Paraná and Santa Catarina and the Federal District, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to TC, GT and TCO are valid until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of the annual revenues of the operators.

Additionally, TCO fully controls the following operators:

Subsidiaries	TCO interest - %	Operating area	Term of license
Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A.	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective complementary regulations, decrees, rulings and plans.

6

Telesp Celular Participações S.A.

On March 28, 2005, the Board of Directors of TCO approved the corporate restructuring of Teleacre, Telegoiás, Teleron and Telems, by merging with the Company, and Telemat, by merging with the subsidiary TCO IP S.A. (“TCO IP”). The restructuring proposals were presented to ANATEL on June 7 and 27, 2005, respectively.

The objective of this operation was to obtain financial and operational benefits, among others, with a reduction in administrative costs and publications, as well as rationalization of accounting procedures.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders´ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

7

Telesp Celular Participações S.A.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

4.	DEFERRED AND RECOVERABLE TAXES

09.30.05
Prepaid income and social contribution taxes	322,335
Withholding income tax	471
Recoverable PIS and COFINS (taxes on revenue)	37,022
Total recoverable taxes	359,828

Deferred income and social contribution taxes	419

Total	360,247

Current	18,155
Noncurrent	342,092

The Company did not recognize deferred income and social contribution taxes on tax losses, negative basis and temporary differences, as there is no likelihood of taxable income in the short-term.

5.	OTHER ASSETS

09.30.05
Advances to employees	73
Receivables from Group companies	14,109
Other assets	2,264

Total	16,446

Current	14,500
Noncurrent	1,946

8

Telesp Celular Participações S.A.

6.	INVESTMENTS

a)	Participation in subsidiaries

Investees	Common stock %	Preferred stock %	Total participation %
Telesp Celular S.A.	100.00	—	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.59	32.76	52.47

b)	Number of shares held

	Stated in thousands
Investees	Common shares	Preferred shares	Total shares
Telesp Celular S.A.	83,155	—	83,155
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	40,161	28,084	68,245

c)	Information on subsidiaries

Investees	Shareholders’ equity as of 09.30.05	Net income (loss) as of 09.30.05
Telesp Celular S.A.	3,091,952	125,435
Global Telecom S.A.	1,127,808	(176,737)
Tele Centro Oeste Celular Participações S.A.	2,835,326	275,774

d)	Breakdown and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve for losses on investments and other investments, as shown below:

09.30.05
Investments in subsidiaries	5,206,379
Goodwill on investment acquisitions, net	1,965,516
Advance for future capital increase	586,625
Provision for investment losses (a)	(397,811)
Other investments	103

Balance of investments	7,360,812

(a)	Reserves for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

9

Telesp Celular Participações S.A.

The changes in investment balances of the subsidiaries for the nine-month periods ended September 30, 2005 and 2004 are as follows:

	2005
Investments in subsidiaries	TC	GT	TCO	Total
Balance at the beginning of the year	2,966,517	1,111,313	981,432	5,059,262
Increase in holding	—	—	—	—
Donations	—	—	115	115
Equity pick-up in the 1st quarter	114,110	(43,321)	62,684	133,473

Balance as of March 31	3,080,627	1,067,992	1,044,231	5,192,850
Increase in holding	—	—	—	—
Distribution interest on capital	—	—	—	—
Participation gains	—	—	8	8
Dividends and interest on capital in subsidiary	—	—	—	—
Equity pick-up in the 2nd quarter	(22,971)	(54,308)	31,618	(45,661)

Balance as of June 30	3,057,656	1,013,684	1,075,857	5,147,197

Increase in holding	—	—	48,160	48,160
Participation gains	—	—	7,369	7,369
Equity pick-up in the 3rd quarter	34,296	(79,107)	48,464	3,653

Balance as of September 30	3,091,952	934,577	1,179,850	5,206,379

	2005
Goodwill on acquisition of investments, net	GT	TCO	Total
Balance at the beginning of the year	1,077,020	1,320,860	2,397,880
Increase in goodwill - purchase participation	—	—	—
Write-off of goodwill	—	—	—
Amortization of goodwill	(29,599)	(73,912)	(103,511)

Balance as of March 31	1,047,421	1,246,948	2,294,369

Transfer of goodwill to special reserve	—	—	—
Increase in premium on purchase of interest	—	—	—
Amortization of goodwill	(33,362)	(73,910)	(107,272)

Balance as of June 30	1,014,059	1,173,038	2,187,097

Write-off of goodwill	—	(398,914)	(398,914)
Merger with Bagon Participações Ltda.	—	265,544	265,544
Increase in premium on purchase of interest	—	12,834	12,834
Amortization of goodwill	(31,483)	(69,562)	(101,045)

Balance as of September 30	982,576	982,940	1,965,516

10

Telesp Celular Participações S.A.

	2005
Advance for future capital increase	TCO	Total
Balance at the beginning of the year	517,148	517,148
Increase in TCO capital by tax benefit realized	—	—

Balance as of March 31	517,148	517,148

Advance for future capital increase originated by tax benefit - restructuring of TCP	—	—
Tax effect	—	—

Balance as of June 30	517,148	517,148

Advance for future capital increase originated by tax benefit - restructuring of TCP	133,370	133,370
Increase in TCO capital	(63,893)	(63,893)
Tax effect	—	—

Balance as of September 30	586,625	586,625

	2005
Reserve for losses	GT	Total
Balance at the beginning of the year	(449,615)	(449,615)
Amortization of GT losses	14,615	14,615

Balance as of March 31	(435,000)	(435,000)

Amortization of GT losses	19,921	19,921

Balance as of June 30	(415,079)	(415,079)

Amortization of GT losses	17,268	17,268

Balance as of September 30	(397,811)	(397,811)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

11

Telesp Celular Participações S.A.

7.	LOANS AND FINANCING

a)	Debt composition

Description	Currency	Interest	Maturity	09.30.05
Financial institutions:
Resolutions No. 2,770 and No. 63	US$	1% p.a. to 9.8% p.a.	10.03.05 to 12.28.07	1,215,695
Resolution No. 2770		¥1% p.a. to 2.25% p.a.	04.18.06 to 12.12.07	—
Debentures	R$	103.3% of CDI to 104.4% of CDI	08.01.08 to 05.01.15	1,500,000
Compror	US$	1% to 6.25% p.a.	11.03.05 to 01.30.08	437
Affiliated companies:
Investment acquisition - TCO	R$	CDI + 1% p.a.	—	10,697

Interest				158,933

Total				2,885,762

Current				1,036,134
Noncurrent				1,849,628

b)	Repayment schedule

The long-term amounts of loans and financing mature as follows:

Year	09.30.05
2006 (from October)	46,389
2007	286,557
2008	516,682
After 2011	1,000,000

Total	1,849,628

c)	Coverage

As of September 30, 2005, the Company had exchange contracts “hedge” in the amounts of US$554,606 thousand, to hedge all their foreign-exchange liabilities. As of September 30, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$508,384 on these hedge operations, represented by liability balance of R$358,749 under short-term and R$149,635 under long-term.

12

Telesp Celular Participações S.A.

d)	Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsponsored debentures, not convertible into shares, with a unit par value of R$100 maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10, totaling R$1,000,000, in two series, R$200,000, in the first series, and R$800,000, with a final maturity of May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% of the accumulated average daily one day Interfinancial Deposits - ID, outside the group (extragrupo) (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

8.	OTHER LIABILITIES

09.30.05
Intercompany liabilities	40
Reverse split of shares (a)	22,564
Other	104

Total	22,708

(a)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital.

9.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts for claims in which an unsuccessful outcome was classified as probable.

13

Telesp Celular Participações S.A.

The composition of the reserves is as follows:

09.30.05
Labor	257
Tax	65,108

Total	65,365

Current	65,108
Noncurrent	257

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 is as follows:

Balance at the beginning of the year	58,987
New provisions, net of reversals	257
Monetary variation	6,121

Balance as of September 30	65,365

10.	SHAREHOLDERS’ EQUITY

a)	Capital

On January 7, 2005, the Company increased its capital by R$2,053,896 with the issue of 410,779,174 thousand new shares, comprising 143,513,067 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders’ Meeting held on April 1, 2005, a reverse split of 1,582,563,526,803 nominative book-entry shares, without par value, was approved comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing capital, in the proportion of 2,500 (two thousand five hundred) shares to 1 (one) share of the same type. Capital now comprises 633,025,410 nominative book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595,157, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$6,427,557,341 to R$6,670,152,498, with the issue of 29,298,932 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference were credited to the Sociedade Portelcom Participações S.A.

14

Telesp Celular Participações S.A.

The capital as of September 30, 2005 comprises shares without par value, as follows:

Thousands of shares 09.30.05
Common shares	250,458
Preferred shares	411,866

Total	662,324

b)	Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the financial year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the largest of the following values:

b.1)	6% per annum on the amount resulting from dividing the paid-up capital by the total number of Company’s shares.

b.2)	3% per annum on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the latter has been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

15

Telesp Celular Participações S.A.

11.	INSURANCE

The Company has a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover third-party liability and auto. The Management of the Company considers that the amounts are sufficient to cover possible losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Amounts insured
General third-party liability - RCG	R$7,560
Automobile (fleet of executive vehicles)	Fipe Table (100%), R$250 for DC and R$50 for DM

16

FINANCIAL STATEMENTS OF TCO AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A. Financial Statements for the Nine-Month Period September 30, 2005 and Independent Auditors’ Report Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1.	We have audited the accompanying balance sheet of Tele Centro Oeste Celular Participações S.A. as of September 30, 2005 and the related statement of income and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Tele Centro Oeste Celular Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,861
Financial investments	93,025
Trade accounts receivable, net	125,038
Inventories	25,343
Advances to suppliers	3,288
Interest on capital and dividends	161,097
Deferred and recoverable taxes	125,978
Prepaid expenses	19,097
Other assets	13,833

Total current assets	568,560

NONCURRENT ASSETS
Deferred and recoverable taxes	266,303
Loans and financing	25,152
Prepaid expenses	928
Other assets	12,490

Total noncurrent assets	304,873

PERMANENT ASSETS
Investments	2,145,129
Property, plant and equipment, net	275,579
Deferred charges, net	369

Total permanent assets	2,421,077

TOTAL ASSETS	3,294,510

09.30.05
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Payroll and related accruals	8,391
Trade accounts payable	75,827
Taxes payable	16,502
Loans and financing	17,380
Interest on capital and dividends payable	137,686
Reserve for contingencies	1,664
Derivative contracts	8,661
Other liabilities	51,981

Total current liabilities	318,092

LONG-TERM LIABILITIES
Loans and financing	5,741
Reserve for contingences	130,539
Derivative contracts	2,938
Other liabilities	1,748

Total long-term liabilities	140,966

SHAREHOLDERS’ EQUITY
Capital	1,021,737
Capital reserves	629,064
Revenue reserves	692,645
Retained earnings	491,880

Total shareholders’ equity	2,835,326

FUNDS FOR CAPITALIZATION	126

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,294,510

The accompanying notes are an integral part of these financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
GROSS OPERATING REVENUE
Telecommunications services	396,738
Sale of products	62,523

459,261

Deductions from gross revenue	(118,853)

NET OPERATING REVENUE	340,408

Cost of services provided	(73,178)
Cost of products sold	(63,404)

GROSS PROFIT	203,826

OPERATING REVENUES (EXPENSES)
Selling expenses	(165,791)
General and administrative expenses	(37,049)
Other operating expenses	(14,463)
Other operating revenue	23,742
Equity pick-up	300,856

107,295

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	311,121

Financial expenses	(22,557)
Financial income	15,605
Interest on capital receivable	66,000

OPERATING INCOME	370,169

Nonoperating income (expense), net	(21)

INCOME BEFORE TAXES AND MINORITY INTERESTS	370,148
Income and social contribution taxes	(28,374)

INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	341,774

Reversal of interest on capital	(66,000)

NET INCOME FOR THE PERIOD	275,774

The accompanying notes are an integral part of these financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

			Capital Reserves					Income Reserve
	Share capital	Treasury shares	Subscribed goodwill	Special goodwill	Interest on construction	Donation and subvention	Tax incentive	Statutory reserve	Reserve for expansion	Retained earnings	Total
BALANCE AT DECEMBER 31, 2004	792,966	(49,109)	37,533	532,731	4,505	—	153	107,291	750,233	265,199	2,441,502

Capital increase with reserve - Special meeting of March 31, 2005	164,878	—	—	—	—	—	—	—	(164,878)	—	—
Capital increase with agio reserve - Special meeting of July 29, 2005	63,893	—	—	(63,893)	—	—	—	—	—	—	—
Goodwill on alienation of treasury shares	—	—	—	24	—	—	—	—	—	—	24
Realization of special goodwill reserve	—	—	—	(15,584)	—	—	—	—	—	—	(15,584)
Realization of special goodwill reserve of TCP	—	—	—	133,370	—	—	—	—	—	—	133,370
Write off treasury shares	—	49,093	—	—	—	—	—	—	—	(49,093)	—
Alienation of treasury shares	—	16	—	—	—	—	—	—	—	—	16
Donation and Subvention about Motorola	—	—	—	—	—	224	—	—	—	—	224
Net income	—	—	—	—	—	—	—	—	—	275,774	275,774

BALANCE AT SEPTEMBER 30, 2005	1,021,737	—	37,533	586,648	4,505	224	153	107,291	585,355	491,880	2,835,326

The accompanying notes are an integral part of these financial statements.

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Tele Centro Oeste Celular Participações S.A. (“TCO” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by Telesp Celular Participações S.A. (“TCP”) (90.59% of the voting capital and 52.47% of total capital).

TCO is the controlling company of the operators Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”), which provide mobile telephone services, through the licenses granted, including activities necessary or useful to provide these services in the Mid-West and North of Brazil.

The license granted to TCO is effective until July 24, 2006 and those of its subsidiaries have the following terms:

Subsidiary	Operating area	Term of license
Telegoiás	Goiás and Tocantins	10.29.08
Telemat	Mato Grosso	03.30.09
Telems	Mato Grosso do Sul	09.28.09
Teleron	Rondônia	07.21.09
Teleacre	Acre	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above licenses are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of the annual revenues of the operators.

The Company’s business and that of its subsidiaries, including the services it may provide, is regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and complementary plans.

On March 28, 2005, TCO’s Board approved the corporate restructuring of Teleacre, Telegoiás, Teleron and Telems, through a merger with the parent company, and of Telemat, through a merger with the subsidiary TCO IP S.A. (“TCO IP”). The proposed restructurings were filed with ANATEL on June 7 and June 27, 2005, respectively.

The objective of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the cost of publications, and rationalization of the accounting procedures.

5

Tele Centro Oeste Celular Participações S.A.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, TCP Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders´ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

6

Tele Centro Oeste Celular Participações S.A.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

4.	TRADE ACCOUNTS RECEIVABLE, NET

09.30.05
Unbilled amounts	26,100
Billed amounts	62,149
Interconnection	35,375
Products sold	10,283
(-) Allowance for doubtful accounts	(8,869)

Total	125,038

5.	INVENTORIES

09.30.05
Digital handsets	26,473
Accessories and others	142
(-) Allowance for obsolescence	(1,272)

Total	25,343

6.	DEFERRED AND RECOVERABLE TAXES

09.30.05
Prepaid income and social contribution taxes	3,187
Withholding income tax	21,343
Recoverable ICMS (State VAT)	18,619
Recoverable PIS and COFINS (taxes on revenue)	744
Other recoverable taxes	930

Total recoverable taxes	44,823

Deferred income and social contribution taxes	346,412
ICMS to be appropriated	1,046

Total	392,281

Current	125,978
Noncurrent	266,303

7

Tele Centro Oeste Celular Participações S.A.

7.	PREPAID EXPENSES

09.30.05
FISTEL fees	8,080
Advertising	10,704
Insurance premiums	23
Financial charges	171
Other	1,047

Total	20,025

Current	19,097
Noncurrent	928

8.	OTHER ASSETS

09.30.05
Escrow deposits	12,537
Advances to employees	989
Credits with suppliers	7,296
Receivable from Group companies	3,844
Subsidies on handset sales	770
Other assets	887

Total	26,323

Current	13,833
Noncurrent	12,490

9.	INVESTMENTS

a)	Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)
Telegoiás Celular S.A.	100.00	6,735
Telemat Celular S.A.	100.00	711
Telems Celular S.A.	100.00	1,210
Teleron Celular S.A.	100.00	727
Teleacre Celular S.A.	100.00	1,987
Norte Brasil Telecom S.A.	100.00	72,000
TCO IP S.A.	99.99	999

8

Tele Centro Oeste Celular Participações S.A.

b)	Information on subsidiaries

	Shareholders’ equity as of	Net income (loss) as of
Investees	09.30.05	09.30.05
Telegoiás Celular S.A.	842,512	129,473
Telemat Celular S.A.	521,122	69,767
Telems Celular S.A.	362,105	48,588
Teleron Celular S.A.	118,077	18,284
Teleacre Celular S.A.	61,265	8,902
Norte Brasil Telecom S.A.	238,267	26,243
TCO IP S.A.	95	(401)

c)	Breakdown and changes

The balance of the Company’s investments includes participation in the equity of the direct subsidiaries, goodwill, negative goodwill and an advance for a future capital increase, and other investments, as shown below:

09.30.05
Investment in subsidiaries	1,885,550
Goodwill on purchase of investments, net	3,946
Advance for a future capital increase	—
Goodwill recorded on spin-off to operators	257,893
Negative goodwill on purchase of participation in NBT	(2,282)
Other investments	22

Balance of investment	2,145,129

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	Annual Depreciation rates - %	09.30.05
		Cost	Accumulated depreciation	Net book value
Transmission equipment	14.29	354,655	(260,907)	93,748
Switching equipment	10.00	123,576	(59,532)	64,044
Infrastructure	5.00 to 10.00	73,733	(48,095)	25,638
Land	—	2,185	—	2,185
Software use rights	20.00	85,397	(42,291)	43,106
Buildings	4.00	14,525	(6,363)	8,162
Handsets	66.67	20,766	(17,275)	3,491
Other assets	7.00 to 20.00	48,957	(25,140)	23,817
Assets and construction in progress	—	11,388	—	11,388

Total		735,182	(459,603)	275,579

9

Tele Centro Oeste Celular Participações S.A.

11.	TRADE ACCOUNTS PAYABLE

09.30.05
Suppliers	49,652
Interconnections	2,940
Amounts to be transferred - SMP (*)	23,187
Other	48

Total	75,827

(*)	The amounts to be passed on SMP refer to the VC2, VC3 and interconnection charges billed to our clients and passed on to the long-distance operators.

12.	TAXES PAYABLE

09.30.05
State VAT (ICMS)	12,778
Income and social contribution taxes	180
PIS and COFINS	2,114
FISTEL fees	157
FUST and FUNTTEL	289
Other taxes	984

Total	16,502

13.	LOANS AND FINANCING

a)	Debt composition

Description	Currency	Interest	Maturity	09.30.05
Financial institutions:
BNDES	R$	TJLP + interest of 3.5% to 4% p.a.	01.15.06 to 01.15.08	2,762
Export Development Canada - EDC	US$	Libor 6m +interest of 3.9% to 5% p.a.	11.22.05 to 12.14.06	19,744
Interest				615

Total				23,121

Current				17,380
Noncurrent				5,741

b)	Coverage

As of September 30, 2005, the Company had exchange contracts “hedge” in the amounts of US$9,418 thousand, to hedge all their foreign-exchange liabilities. As of September 30, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$11,599 on these hedge operations, represented by liability balance of R$8,661 under short-term and R$2,938 under long-term.

10

Tele Centro Oeste Celular Participações S.A.

14.	OTHER LIABILITIES

09.30.05
Prepaid services	3,946
Accrual for customer loyalty program (a)	2,316
Intercompany liabilities	3,295
Provision for pension plan	84
Reverse split of shares (b)	41,829
Other	2,259

Total	53,729

Current	51,981
Noncurrent	1,748

(a)	The Company and its subsidiaries have customer loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.
(b)	Refers to the credit made available to the shareholders who are beneficiaries of the excess shares resulting from the reserve split of the Company’s share capital.

15.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts for claims in which the probability of an unsuccessful outcome was classified as probable.

The composition of the reserves is as follows:

09.30.05
Telebrás	119,143
Labor	5
Civil	3,467
Tax	9,588

Total	132,203

Current	1,664
Noncurrent	130,539

11

Tele Centro Oeste Celular Participações S.A.

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 is as follows:

Balance at the beginning of the year	124,812
New provisions, net of reversals	2,021
Monetary variations	5,385
Payments	(15)

Balance as of September 30	132,203

15.1.	Telebrás

Correspond to the original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Appendix 2 of the Spin-off Report dated February 28, 1998, approved by the Shareholders’ General Meeting of May 1998, should be attributed to the corresponding holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of these loans at the time of the spin-off, the Company suspended the payments and began to restate the debt in accordance with the variation of the IGP-M rate plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a decision was handed down ruling the requests made by the Company in the declaratory action to be without grounds; however, on October 8, 2001 the Company filed an appeal, which was also ruled groundless, upholding the first level court decision. The Company filed a further appeal that is awaiting judgment by the Supreme Court (STJ).

15.2.	Tax litigation

15.2.1.	Probable loss

No significant new tax claims classified as “probable” losses were incurred in the nine-month period ended September 30, 2005. The changes in the provisions for tax contingencies largely correspond to the monetary restatement on the provisions during the period.

15.2.2.	Possible loss

No significant new tax claims classified as “possible” losses were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last financial year.

12

Tele Centro Oeste Celular Participações S.A.

16.	SHAREHOLDERS’ EQUITY

a)	Capital

On March 31, 2005, Company’s capital was increased by R$164,878, without the issue of new shares, by capitalizing that part of the revenue reserves that exceeded the capital as of December 31, 2004.

In the General and Extraordinary Shareholders’ Meetings held on March 31, 2005, a reverse split of 386,664,974,968 nominative book-entry shares, without par value, was approved; of these, 129,458,666,783 are common shares and 257,206,308,185 are preferred shares, representing capital, in the proportion of 3,000 (three thousand) shares to 1 (one) share of the same type. Capital now comprises 128,888,325 nominative book - entry shares, without par value, of which 43,152,889 are common shares and 85,735,436 are preferred shares.

At the same meeting, the shareholders present unanimously approved ratification of the cancellation of the 1,927,812 common nominative book-entry shares, without par value, held in treasury, without reduction of the capital, pursuant to paragraph 1 of article 30 of Law No. 6,404/76.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$63,893, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$957,844 to R$1,021,737, with the issue of 3,107,645 new common shares, while assuring the right to preference laid down in article 171 of Law No. 6,404/76. The resources arising from the exercise of the right to preference were credited to Telesp Celular Participações S.A.

The capital as of September 30, 2005 comprises shares without par value, as follows:

Thousands of shares
09.30.05
Common shares	44,333
Preferred shares	85,735

Total	130,068

b)	Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the financial year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the largest of the following values:

b.1)	6% per annum on the amount resulting from dividing the subscribed capital by the total number of Company’s shares.

13

Tele Centro Oeste Celular Participações S.A.

b.2)	3% per annum on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the latter has been assured a dividend equal to the minimum priority dividend established for the preferred shares.

c)	Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d)	Revenue reserve

d.1)	Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-up capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to offset losses or to increase capital.

d.2)	Special reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which shows the need for funds for investment projects for the coming financial year.

17.	INSURANCE

The Company has a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover third-party liability and auto. The Management of the Company considers that the amounts are sufficient to cover possible losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Amounts insured
General third-party liability - RCG	R$7,560
Auto (fleet of executive vehicles)	Fipe Table (100%), R$250 for DC and R$50 for DM

14

FINANCIAL STATEMENTS OF TSD AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A.

Financial Statements for the Nine-Month Period September 30, 2005 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

Tele Sudeste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1.	We have audited the accompanying balance sheet of Tele Sudeste Celular Participações S.A. as of September 30, 2005 and the related statement of income and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Tele Sudeste Celular Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

1

Tele Sudeste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

ASSETS	09.30.05
CURRENT ASSETS
Cash and cash equivalents	76
Financial investments	56,588
Interest on capital and dividends	28,002
Deferred and recoverable taxes	4,200
Other assets	726

Total current assets	89,592

NONCURRENT ASSETS
Deferred and recoverable taxes	55,627
Other assets	530

Total noncurrent assets	56,157

PERMANENT ASSETS
Investments	1,990,421
Property, plant and equipment, net	108

Total permanent assets	1,990,529

TOTAL ASSETS	2,136,278

LIABILITIES AND SHAREHOLDERS’ EQUITY	09.30.05
CURRENT LIABILITIES
Payroll and related accruals	446
Trade accounts payable	4,822
Taxes payable	2,582
Interest on capital and dividends payable	35,496
Reserve for contingencies	2
Other liabilities	44,104

Total current liabilities	87,452

SHAREHOLDERS’ EQUITY
Capital	927,945
Capital reserves	170,449
Revenue reserves	235,207
Retained earnings	715,094

Total shareholders’ equity	2,048,695

FUNDS FOR CAPITALIZATION	131

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,136,278

The	accompanying notes are an integral part of these financial statements.

2

Tele Sudeste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT	OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
OPERATING REVENUES (EXPENSES)
General and administrative expenses	(3,806)
Other operating expenses	(11)
Other operating revenue	635
Equity pick-up	73,250

70,068

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	70,068

Financial income	10,124

INCOME BEFORE TAXES	80,192

Income and social contribution taxes	(2,230)

NET INCOME FOR THE PERIOD	77,962

The accompanying notes are an integral part of these financial statements.

3

Tele Sudeste Celular Participações S.A.

(Convenience	Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

		Capital reserve		Income reserve
	Share capital	Goodwill	Tax incentive	Statutory reserve	Reserve for expansion	Retained earnings	Total
BALANCE AT DECEMBER 31, 2004	891,460	203,345	3,589	54,910	180,297	637,132	1,970,733

Capital increase with reserve	36,485	(36,485)	—	—	—	—	—
Net income	—	—	—	—	—	77,962	77,962

BALANCE AT SEPTEMBER 30, 2005	927,945	166,860	3,589	54,910	180,297	715,094	2,048,695

The accompanying notes are an integral part of these financial statements.

4

Tele Sudeste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Tele Sudeste Celular Participações S.A. (“Tele Sudeste” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by Brasilcel N.V. (50.47% of total capital), Sudestecel Participações S.A. (25.54% of total capital), Tagilo Participações Ltda. (10.90% of total capital) and Avista Participações Ltda. (4.11% of total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste has a full controlling interest in the operators Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”), which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to Telerj and Telest are valid until November 30, 2005 and November 30, 2008, respectively, and are renewable, once only, for a 15-year term, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, are regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Company’s Board of Directors approved the corporate restructuring of Telest Celular S.A. by a merger with Telerj Celular S.A. The proposed restructuring was submitted to ANATEL on September 6, 2005.

The objective of this operation was to obtain financial and operational benefits, among others, with a reduction in administrative costs and publications, as well as rationalization of accounting procedures.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

5

Tele Sudeste Celular Participações S.A.

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, TCP Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders’ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

6

Tele Sudeste Celular Participações S.A.

4.	DEFERRED AND RECOVERABLE TAXES

09.30.05
Prepaid income and social contribution taxes	57,970
Withholding income tax	979
Other recoverable taxes	242

Total recoverable taxes	59,191

Deferred income and social contribution taxes	636

Total	59,827

Current	4,200
Noncurrent	55,627

5.	OTHER ASSETS

09.30.05
Advances to employees	14
Receivable from Group companies	677
Tax incentives	530
Other assets	35

Total	1,256

Current	726
Noncurrent	530

6.	INVESTMENTS

a)	Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)	Shareholders’ equity as of 30.09.05	Net income (loss) as of 30.09.05
Telerj Celular S.A.	100	30,449	1,633,657	17,582
Telest Celular S.A.	100	2,039	356,764	55,668

b)	Movement

The movement of the investments of Controlled, of period nine month end of September 30, 2005, is as follow:

09.30.05
Amount in the begin year	1,917,171
Equity	73,250

Amount of September 30	1,990,421

7

Tele Sudeste Celular Participações S.A.

7.	OTHER LIABILITIES

09.30.05
Intercompany liabilities	7,037
Reverse split of shares (a)	37,067

Total	44,104

(a)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital.

8.	SHAREHOLDERS’ EQUITY

a)	Capital

An Extraordinary Shareholders’ Meeting held on March 29, 2005 approved a reverse split of the 449,009,994,135 nominative book-entry shares, without par value, comprising 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing capital, in the proportion of 5,000 (five thousand) shares to 1 (one) share of the same class. Capital now comprises 89,801,999 nominative book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$36,485, corresponding to the tax benefit from the merged goodwill, effectively realized during the 2004 fiscal year. The capital increased from R$891,460 to R$927,945, with the issue of 2,029,225 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference should be credited to the companies Sudestecel Participações S.A. and Tagilo Participações Ltda.

The capital as of September 30, 2005 comprises shares without par value, as follows:

Thousands of shares 09.30.05
Common shares	39,916
Preferred shares	51,915

Total	91,831

b)	Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, and the right to participate in a dividend 10% higher than that attributed to each common share.

The dividends are calculated in accordance with the Company’s bylaws and corporate law, which establishes a minimum dividend of 25% of income for the financial year.

8

Tele Sudeste Celular Participações S.A.

c)	Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company’s corporate restructuring, which is being capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d)	Revenue reserve

d.1)	Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to set off losses or to increase capital.

d.2)	Other revenue reserves

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the coming financial years.

9.	INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover third-party liability. The Management of the Company’s considers that the amounts are sufficient to cover possible losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Amounts insured
General third-party liability - RCG	R$	7,560

9

FINANCIAL STATEMENTS OF TLE AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Tele Leste Celular

Participações S.A.

Financial Statements for the Nine-Month

Period September 30, 2005 and

Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

Tele Leste Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Tele Leste Celular Participações S.A.

Salvador - BA

1.	We have audited the accompanying balance sheet of Tele Leste Celular Participações S.A. as of September 30, 2005 and the related statement of loss and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Tele Leste Celular Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

ASSETS	09.30.05
CURRENT ASSETS
Cash and cash equivalents	97
Financial investments	9
Interest on capital and dividends	2,890
Deferred and recoverable taxes	512
Other assets	210

Total current assets	3,718

NONCURRENT ASSETS
Deferred and recoverable taxes	12,780

Total noncurrent assets	12,780

PERMANENT ASSETS
Investments	310,990

Total permanent assets	310,990

TOTAL ASSETS	327,488

LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05
CURRENT LIABILITIES
Payroll and related accruals	107
Trade accounts payable	448
Taxes payable	197
Loans and financing	232
Derivative contracts	26
Interest on capital and dividends payable	443
Other liabilities	5,583

Total current liabilities	7,036

LONG-TERM LIABILITIES
Loans and financing	385

Total long-term liabilities	385

SHAREHOLDERS’ EQUITY
Capital	306,830
Capital reserves	126,419
Accumulated deficit	(113,219)

Total shareholders’ equity	320,030

FUNDS FOR CAPITALIZATION	37

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	327,488

The accompanying notes are an integral part of these financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF LOSS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
OPERATING REVENUE (EXPENSES)
General and administrative expenses	(2,365)
Other operating revenue	93
Equity pick-up	(53,343)

(55,615)

OPERATING LOSS BEFORE FINANCIAL INCOME (EXPENSES)	(55,615)

Financial income	1,121

LOSS FOR THE PERIOD	(54,494)

The accompanying notes are an integral part of these financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Capital reserve		Income reserve		Accumulated loss	Total
			Goodwiil	Tax incentive	Statutory reserve	Expansion and modernization
BALANCE AT DECEMBER 31, 2004	306,375	(35)	126,909	—	—	—	(58,725)	374,524

Write off treasury stock	(35)	35	—	—	—	—	—	—
Capital increase of owner reorganization	490	—	(490)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(54,494)	(54,494)

BALANCE AT SEPTEMBER 30, 2005	306,830	—	126,419	—	—	—	(113,219)	320,030

The accompanying notes are an integral part of these financial statements.

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Tele Leste Celular Participações S.A. (“Tele Leste” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by Sudestecel Participações S.A. (22.26% of total capital), Brasilcel N.V. (3.36% of total capital), Tagilo Participações Ltda. (2.4% of total capital) and Avista Participações Ltda. (22.65% of total capital). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Leste has a full controlling interest in the operators Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A. (“Telergipe”), which provide mobile telephone services in the States of Bahia and Sergipe, including activities necessary or useful to the performance of these services, in conformity with the licenses granted to them.

The licenses granted to the subsidiaries Telebahia and Telergipe are valid until June 29 and December 15, 2008, respectively, and are renewable, once only, for a 15-year term, by payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Board of the Company approved the corporate restructuring of Telergipe Celular S.A. through a merger with Telebahia Celular S.A. The proposed restructuring was filed with ANATEL on September 8, 2005.

The purpose of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the cost of publications, and rationalization of the accounting procedures.

5

Tele Leste Celular Participações S.A.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, TCP Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders´ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

6

Tele Leste Celular Participações S.A.

4.	DEFERRED AND RECOVERABLE TAXES

30.09.05
Prepaid income and social contribution taxes	12,662
Withholding income tax	6
Other recoverable taxes	360

Total recoverable taxes	13,028

Deferred income and social contribution taxes	264

Total	13,292

Current	512
Noncurrent	12,780

The Company did not recognize deferred income and social contribution taxes on tax losses, negative basis and temporary differences, as there is no likelihood of taxable income in the short-term.

5.	INVESTMENTS

a)	Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)	Shareholders’ equity as of 30.09.05	Net income (loss) as of 30.09.05
Telebahia Celular S.A.	100	17,998	250,626	(64,922)
Telergipe Celular S.A.	100	1,011	60,364	11,579

6.	OTHER LIABILITIES

09.30.05
Intercompany liabilities	18
Reverse split of shares (a)	5,565

Total	5,583

(a)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital.

7

Tele Leste Celular Participações S.A.

7.	SHAREHOLDERS’ EQUITY

a)	Capital

In the Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2005, a reverse split of 480,618,117,605 nominative book-entry shares, without par value, was approved, comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares, representing capital, in the proportion of 50,000 (fifty thousand) shares to 1 (one) share of the same type. Capital now comprises 9,612,363 nominative book-entry shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares.

At the same meeting, the shareholders present unanimously approved ratification of the cancellation of the 51,355,078 nominative book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, in the Extraordinary Shareholders’ Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6 of Law No. 6,404/76.

On July 28, 2005, the Company advised the shareholders of the capital increase of R$489,733.56, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$306,340,505.99 to R$306,830,239.55, with the issue of 31,915 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference were credited to the Sociedade Sudestecel Participações S.A.

The capital as of September 30 comprises book-entry nominal shares without par value, as follows:

Thousands of shares 09.30.05
Common shares	3,376
Preference shares	6,268

9,644

b)	Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 3 and 7 of the bylaws. They are, however, assured priority to receive dividends 10% higher than those allocated to common shares, or a preferential minimum noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

8

Tele Leste Celular Participações S.A.

At the Ordinary General Meeting on March 28, 2005, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,474/76, due to the fact that minimum dividends on preferred shares were not paid for three consecutive years.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

8.	INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover third-party liability. The Management of the Company’s considers that the amounts are sufficient to cover possible losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Insured amounts
General third-party liability - RCG	R$	7,560

9

FINANCIAL STATEMENTS OF CRTPART AS OF SEPTEMBER 30, 2005 AND FOR THE NINE-MONTH PERIOD THEN ENDED THAT ACCOMPANY THE DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT FILED PURSUANT TO RULE 425 ON DECEMBER 6, 2005

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Celular CRT Participações S.A. Financial Statements for the Nine-Month Period September 30, 2005 and Independent Auditors’ Report Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Celular CRT Participações S.A.

Porto Alegre - RS

1.	We have audited the accompanying balance sheet of Celular CRT Participações S.A. as of September 30, 2005 and the related statement of income and change in shareholders’ equity for the nine-month period then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our work was conducted in accordance with the Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	Considering the special purpose of these financial statements (see Note 2), the Company is not presenting the statement of changes in financial position for the nine-month period ended at September 30, 2005, that is required for a complete presentation of the financial statements in Brazil.

4.	In our opinion, except for the omission discussed in paragraph 3, that results in an incomplete presentation of the financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Celular CRT Participações S.A. as of September 30, 2005, the results of its operations and the changes in shareholders’ equity for the nine-month period then ended in accordance with accounting practices adopted in Brazil.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

ASSETS	09.30.05
CURRENT ASSETS
Cash and cash equivalents	82
Financial investments	2,646
Deferred and recoverable taxes	19,889
Interest on capital and dividends receivable	74,255
Other assets	357

Total current assets	97,229

NONCURRENT ASSETS
Deferred and recoverable taxes	45,307
Other assets	130

Total noncurrent assets	45,437

PERMANENT ASSETS
Investments	1,155,674

Total permanent assets	1,155,674

TOTAL ASSETS	1,298,340

LIABILITIES AND SHAREHOLDERS’ EQUITY	09.30.05
CURRENT LIABILITIES
Payroll and related accruals	201
Trade accounts payable	634
Interest on capital and dividends payable	68,227
Reserve for contingencies	309
Other liabilities	4,812

Total current liabilities	74,183

SHAREHOLDERS’ EQUITY
Capital	327,522
Treasury shares	(11,070)
Capital reserves	498,420
Revenue reserves	304,815
Retained earnings	104,470

Total shareholders’ equity	1,224,157

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,298,340

The accompanying notes are an integral part of these financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

STATEMENT OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

09.30.05
OPERATING REVENUES (EXPENSES)
General and administrative expenses	(4,525)
Other operating expenses	(390)
Other operating revenue	277
Equity pick-up	107,008

102,370

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	102,370
Financial expenses	(56)
Financial income	1,846
Interest on capital receivable	2,500

OPERATING INCOME	106,660
Nonoperating expenses	(1)

INCOME BEFORE TAXES	106,659
Income and social contribution taxes	311

INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	106,970
Reversal of interest on capital	(2,500)

NET INCOME FOR THE PERIOD	104,470

The accompanying notes are an integral part of these financial statements.

4

(Convenience	Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

STATEMENT	OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR	THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Capital reserves	Income reserve			Retained earnings	Total
			Subscribed goodwill	Statutory reserve	Contingency reserve	Reserve for expansion
BALANCE AT DECEMBER 31, 2004	257,294	(11,070)	473,600	30,439	11,070	300,244	—	1,061,577
Capital increase	70,228	—	(33,290)	—	—	(36,938)	—	—
Constitution Goodwill Reserve	—	—	58,110	—	—	—	—	58,110
Net income	—	—	—	—	—	—	104,470	104,470

BALANCE AT SEPTEMBER 30, 2005	327,522	(11,070)	498,420	30,439	11,070	263,306	104,470	1,224,157

The accompanying notes are an integral part of these financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

Celular CRT Participações S.A. (“CRT” or “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by TBS Celular Participações S.A. (29.06% of total capital), Brasilcel N.V. (23.29% of total capital) and Avista Participações Ltda. (15.09% of total capital). TBS Celular Participações S.A. has an interest in Brasilcel N.V. (96.27% of total capital). Avista Participações Ltda. is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital).

CRT has a full controlling interest in the operator Celular CRT S.A., which provides mobile telephone services in the State of Rio Grande do Sul, including activities necessary or useful to performing such services, through the license it was granted.

The license granted to the subsidiary Celular CRT S.A. is valid until December 17, 2007, and renewable, once only, for an additional term of 15-year term, by paying annual rates equivalent to approximately 1% of the operator’s annual revenues.

The subsidiary’s business, including the services that it may provide, is regulated by the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, decisions and plans.

On November 4, 2004, the Board of Directors approved the corporate restructuring of Celular CRT S.A., through a merger with Celular CRT Participações S.A. The proposed restructuring was approved by ANATEL on June 22, 2005.

The objective of this operation is to obtain financial and operational benefits, through the reduction of administrative costs, publications and the rationalization of accounting procedures.

6

Celular CRT Participações S.A.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting practices in Brazil and Brazilian Corporate Legislation, which include the norms applicable to public telecommunications services concessionaires and the norms and accounting procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company year ends on December 31 of each year. These interim financial statements were prepared to serve as a basis for corporate restructuring purposes, involving the Company, TCP Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., all of which are publicly-held companies under common share control. The objective of the restructuring is to transfer the share control and the minority participations to TCP, through an exchange of shares. This proposal will require the approval of the shareholders of the various companies involved and, if approved, will be based on the relation of the exchange to the economic value to be established in a report issued by independent experts.

Consequently, the balance sheet, the income statement and the statement of changes in shareholders´ equity only include the operations effected in the first nine months of 2005, which are presented without comparison to any prior period. Additionally, in view of the specific purpose of these interim financial statements, the Company is not presenting the statement of changes in financial position.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

c)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis.

d)	Reserve for contingencies

The reserve is recorded based on the opinion of external legal and the Company’s management, how to the probable result of the dependent subject, and are update until to date the balance sheet for the probable amount of the loss, observed the nature of each contingency.

7

Celular CRT Participações S.A.

4.	DEFERRED AND RECOVERABLE TAXES

09.30.05
Prepaid income and social contribution taxes	129
Withholding income tax	982

Total recoverable taxes	1,111

Deferred income and social contribution taxes	64,085

Total	65,196

Current	19,889
Noncurrent	45,307

5.	INVESTMENTS

a)	Participation in subsidiary

Investee	Total interest - %	Total common shares (in thousands)	Shareholders’ equity as of 09.30.05	Net income as of 09.30.05

Celular CRT S.A.	100	445,440	1,155,674	107,008

6.	OTHER LIABILITIES

09.30.05
Intercompany liabilities	12
Reverse split of shares (a)	4,749
Other	51

Total	4,812

(a)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital.

7.	SHAREHOLDERS’ EQUITY

a)	Capital

On March 30, 2005, the Company’s capital was increased by R$36,938, without the issue of new shares, by capitalizing that part of its revenue reserves that exceeded the value of its capital as of December 31, 2004.

8

Celular CRT Participações S.A.

In the General and Extraordinary Shareholders’ Meetings held on March 30, 2005, a reverse split of 3,235,095,228 nominative book-entry shares, without par value, was approved, comprising 1,350,917,074 common shares and 1,884,178,154 preferred shares, representing capital, in the proportion of 100 (one hundred) shares to 1 (one) share of the same type. Capital is now represented by 32,350,952 nominative book-entry shares, without par value, comprising 13,509,171 common shares and 18,841,782 preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$33,290,159.91, corresponding to the tax benefit of the merged goodwill, effectively realized during the fiscal year 2004. The capital was increased from R$294,232,290.38 to R$327,522,450.29, with the issue of 929,892 new common shares, with guarantees for the preferential rights included in article 171 of Law No. 6,404/76. During the period, the funds resulting from the exercising of preferential rights were credited to TBS Celular Participações S.A.

The capital as of September 30, 2005 comprises book-entry shares, without par value, as follows:

Thousands of shares 09.30.05
Common shares	14,439
Preferred shares	18,842

Total	33,281

b)	Interest on capital and dividends

In accordance with the bylaws, a minimum of 25% of adjusted net income should be distributed as dividends in each financial year, provided that there are funds available, pursuant to the bylaws.

c)	Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company’s corporate restructuring, which is capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d)	Revenue reserve

d.1)	Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-up capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to offset losses or to increase capital.

9

Celular CRT Participações S.A.

d.2)	Special reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which shows the need for funds for investment projects for the coming financial year.

e)	Contingency reserve and treasury shares

The amounts recorded are derived from the spin-off process of Companhia Riograndense de Telecomunicações - CRT, and their purpose is to make provision for a judicial decision on the lawsuits concerning capitalizations that occurred in that company in financial years 1996 and 1997 ocurrended that Company.

f)	Treasury shares

The shares held in treasury, as of September 30, 2005, totaled 639 thousand preferred shares.

8.	INSURANCE

The Company has a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Company had insurance policies in effect to cover third-party liability. The Management of the Company considers that the amounts are sufficient to cover any losses. The principal responsibility covered by insurance and corresponding amounts is shown below:

Type	Amounts insured
General third-party liability - RCG	R$	7,560

10

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By: /s/     Paulo Cesar Pereira Teixeira

Paulo Cesar Pereira Teixeira

Investor Relations Officer